

# 2025 Proxy Statement

## For the 2025 Annual Meeting of Stockholders

**Wednesday, May 14, 2025 | 10:00 a.m. Central Daylight Time**

www.frontdoorhome.com



# NOTICE

## of 2025 Annual Meeting of Stockholders

**May 14, 2025**

**10:00 a.m. Central Daylight Time**

**3400 Players Club Parkway, Ste. 300
Memphis, Tennessee 38125-1731
www.frontdoorhome.com**

The 2025 Annual Meeting of Stockholders of Frontdoor, Inc. (the "Company") will be held on Wednesday, May 14, 2025 at 10:00 a.m. Central Daylight Time (the "2025 Annual Meeting").

**REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF THE FOLLOWING WAYS:**

**INTERNET**
www.proxyvote.com



**DURING THE MEETING**
www.virtualshareholdermeeting.com/FTDR2025



**BY TELEPHONE**
Call 1-800-690-6903 (toll-free within the United States, U.S. territories and Canada)



**BY MAIL**
Complete, sign, date and promptly mail a paper proxy card, if you have received a paper copy of the proxy materials



**How to vote:** Your vote is important. Please review the instructions on each of your voting options described in the accompanying proxy statement as well as in the notice you received in the mail.

**Virtual Meeting**

The 2025 Annual Meeting is a virtual stockholders meeting at www.virtualshareholdermeeting.com/FTDR2025.

To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials, or if you received a printed copy of the proxy materials, in your proxy card or the instructions that accompanied your proxy materials.

**Items of Business**

At the 2025 Annual Meeting, stockholders will be asked to consider and act upon each of the following matters:

1. To elect the eight nominees named in the attached Proxy Statement as members of the Board of Directors to serve for a one-year term;
2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2025;
3. To hold a non-binding, advisory vote to approve the Company's named executive officer compensation; and
4. To conduct such other business as may properly come before the meeting and any and all adjournments or postponements thereof, if necessary.

**Record Date**

Only stockholders of record at the close of business on March 21, 2025, the record date, are entitled to notice of, and to vote at, the 2025 Annual Meeting of Stockholders and at any and all adjournments or postponements.

By Order of the Board of Directors

**Jeffrey A. Fiarman**
*Senior Vice President, Chief Legal Officer and Secretary*
March 28, 2025



**3400 Players Club Parkway, Ste. 300**
**Memphis, Tennessee 38125-1731**

---

## 2025 PROXY STATEMENT
## FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS
## To Be Held on May 14, 2025

---

The Board of Directors of Frontdoor, Inc. is furnishing you with this Proxy Statement in connection with the solicitation of proxies for use at the 2025 Annual Meeting to be held via live audio webcast at www.virtualshareholdermeeting.com/FTDR2025 on Wednesday, May 14, 2025 at 10:00 a.m. Central Daylight Time. At the 2025 Annual Meeting, stockholders will be asked to consider and act upon each of the following matters:

**1**  To elect the eight nominees named in the attached Proxy Statement as members of the Board of Directors to serve for a one-year term;

**2**  To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2025;

**3**  To hold a non-binding, advisory vote to approve the Company's named executive officer compensation; and

**4**  To conduct such other business as may properly come before the meeting and any and all adjournments or postponements thereof, if necessary.

By submitting your proxy (via the Internet, telephone or mail), you authorize William C. Cobb, Chief Executive Officer ("CEO") and Chairman of the Board of Directors of the Company, Jeffrey A. Fiarman, Senior Vice President, Chief Legal Officer and Secretary of the Company, and Jessica P. Ross, Senior Vice President and Chief Financial Officer ("CFO") of the Company, to represent you and vote your shares at the 2025 Annual Meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponement(s) or adjournment(s) of the meeting.

The Company's 2024 Annual Report is being made available to the Company's stockholders concurrently herewith. Although the 2024 Annual Report is being made available concurrently with this Proxy Statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this Proxy Statement.

We are first making this Proxy Statement and accompanying materials available to stockholders on or about March 28, 2025. We will be hosting the 2025 Annual Meeting live via audio webcast on the Internet. A summary of the information you need to participate in the meeting online is provided below:

- Any stockholder can participate in the 2025 Annual Meeting live via audio webcast at www.virtualshareholdermeeting.com/FTDR2025
- The audio webcast starts at 10:00 a.m. Central Daylight Time
- Stockholders need a sixteen-digit control number to join the 2025 Annual Meeting
- Stockholders of record at the close of business on March 21, 2025 may vote electronically and submit questions while participating in the 2025 Annual Meeting on the Internet

***YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE YOUR SHARES OVER THE INTERNET, BY TELEPHONE, OR BY MAIL.***

# Table of Contents

# Basis Of Presentation

In this Proxy Statement, unless the context indicates otherwise, references to "we," "us," "our," "Frontdoor" and the "Company" refer to Frontdoor, Inc., a Delaware corporation, and its consolidated subsidiaries.

We hold various service marks, trademarks and trade names, such as Frontdoor®, American Home Shield®, HSA™, OneGuard®, Landmark Home Warranty®, Streem®, 2-10 HBW®, and related logos and designs. Solely for convenience, the service marks, trademarks and trade names referred to in this Proxy Statement are presented without the SM, TM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these service marks, trademarks and trade names. All service marks, trademarks and trade names appearing in this Proxy Statement are the property of their respective owners.

# Proxy Highlights and Summary

Following is a summary of certain information presented in this Proxy Statement. This summary does not contain all of the information that you should consider. We encourage you to read the entire proxy statement for more information about these topics prior to voting.

## 2025 Annual Meeting of Stockholders



**When**

**Time and Date:**
**1**0:00 a.m. Central Daylight Time, May 14, 2025

**Location**

**Virtual Meeting Address:**
www.virtualshareholdermeeting.com/FTDR2025

**Record Date**

**Record Date:**
March 21, 2025

**Internet**

**Admission/Audio Webcast:**
Please follow instructions contained in
*"Information about the 2025 Annual Meeting of Stockholders and Voting."*

## Stockholder Voting Matters

| Proposal | Board's Voting Recommendation | Page Reference |
|---|---|---|
| **1.** Election of Directors | **FOR** EACH NOMINEE | **9** |
| **2.** Ratification of Independent Registered Public Accounting Firm | **FOR** | **29** |
| **3.** Advisory Vote Approving Executive Compensation | **FOR** | **32** |

On March 28, 2025, we posted on our corporate website at www.frontdoorhome.com, and began mailing to stockholders who requested paper copies, this Proxy Statement and our 2024 Annual Report.

## Fiscal 2024 Performance Overview

Our Company, led by our named executive officers ("NEOs"), delivered another year of growth in 2024 and advanced key strategic objectives, including:

- Revenue increased 4% versus prior year to $1.84 billion;
- Gross Profit Margin increased 410 basis points versus prior year to 54%;
- Net Income increased 37% versus prior year to $235 million;
- Diluted earnings per share increased 42% versus prior year to $3.01;
- Customer retention rate improved 230 basis points versus prior year to 78.5%[1];
- Adjusted EBITDA[2] increased 28% versus prior year to $443 million;
- Acquired 2-10 Home Buyers Warranty ("2-10 HBW"), increasing the number of home warranties and expanding into new home structural warranties;
- Re-launched the American Home Shield brand and a launched the new AHS app; and
- Completed a new $1.47 billion credit facility.

(1) Customer retention rate is presented on a rolling 12-month basis in order to avoid seasonal anomalies. As of December 31, 2024, including 2-10 HBW, the customer retention rate was 79.9 percent.
(2) We define "Adjusted EBITDA" as net income before: depreciation and amortization expense; goodwill and intangibles impairment; restructuring charges; acquisition-related costs; provision for income taxes; non-cash stock-based compensation expense; interest expense; loss on extinguishment of debt; and other non-operating expenses. See Part II. Item 7 in our Form 10-K for the fiscal year ended December 31, 2024 for a reconciliation of net income to Adjusted EBITDA.

# Our Directors

The current members of our Board of Directors are listed below.  Detailed information about the background, skills and experience for each director standing for election can be found in *"Proposal 1, Election of Directors."*  Directors are elected by a majority of the votes cast.



**HIGHLIGHTS**

33% WOMEN

44% UNDERREPRESENTED MINORITIES

67% WOMEN AND UNDERREPRESENTED MINORITIES

**DIRECTORS**

William C. Cobb
Chairman and CEO

Lara H. Balazs

D. Steve Boland

Anna C. Catalano

Peter L. Cella

Christopher L. Clipper

Balakrishnan A. Ganesh

Brian P. McAndrews
Lead Director

Liane J. Pelletier

Following is information about the current members of our Board of Directors as of March 25, 2025. Lara H. Balazs has notified the Board that she will not stand for re-election.

| Name | Age | Independent | Audit Committee | Compensation Committee | Nominating and Corporate Governance Committee |
|---|---|---|---|---|---|
| William C. Cobb, Chairman[1] | 68 | No | | | |
| Lara H. Balazs[2] | 55 | Yes | | | M |
| D. Steve Boland | 56 | Yes | | | M |
| Anna C. Catalano | 65 | Yes | | C | |
| Peter L. Cella | 67 | Yes | M | M | |
| Christopher L. Clipper | 56 | Yes | C | | |
| Balakrishnan A. Ganesh | 53 | Yes | M | | |
| Brian P. McAndrews, Lead Director | 66 | Yes | | | C |
| Liane J. Pelletier | 67 | Yes | M | M | |

M = Member    C = Chair
(1)   Mr. Cobb serves as our CEO and Chairman of the Board of Directors in a combined role. Mr. Cobb does not sit on any of the Board's committees.
(2)   Ms. Balazs is not standing for re-election at the 2025 Annual Meeting, and her term will end at the conclusion of the meeting.

# Corporate Governance Highlights

At Frontdoor, corporate governance is the foundation for sustainable growth. Our governance policies and structures are designed to promote thoughtful consideration of our business actions and appropriate risk taking, with the goal of producing great business results for our stockholders.

## What We Do and Don't Do Within Our Governance Program

In structuring our corporate governance, our Nominating and Corporate Governance Committee and Board of Directors have incorporated certain practices and omitted certain other practices, as follows.

| What We Do | What We Don't Do |
| --- | --- |
| ✔ Independent Lead Director | ✗ No Non-independent Directors on Committees |
| ✔ Board Composition Disclosure | ✗ No Classified Board |
| ✔ Annual Board and Committee Self-Assessments | ✗ No Dual Class Voting Stock |
| ✔ Oversight of Risk, including Enterprise Risk Management ("ERM"), ESG and Cybersecurity | ✗ No Supermajority Voting Requirement to Amend Charter or Bylaws |
| ✔ Annual Succession Planning | ✗ No Supermajority Voting on Business Combinations |
| ✔ Regular Board Executive Sessions of Independent Directors | ✗ No Cumulative Voting |
| ✔ Code of Conduct and Financial Code of Ethics | ✗ No Plurality Voting in Uncontested Elections |

## Key Governance Actions for Fiscal 2024

Since the beginning of fiscal 2024, we have taken the following new governance actions:

- Refreshed our Code of Conduct to incorporate our "Purpose, Mission, and Values," along with best practices and a clear, simple style;
- Having a Board of Directors consisting of nine members, with 33.3% being women, 44.4% being underrepresented minorities, and 66.7% being women or underrepresented minorities;
- Revised our Corporate Governance Guidelines to include a requirement for directors to provide notice of a change in role and to reduce the number of other public company boards on which our directors may serve; and
- Began to incorporate our governance practices and launched compliance training for our new employees from 2-10 HBW.

# Executive Compensation Highlights

## Key Compensation Actions for Fiscal 2024

Our Compensation Committee took the following actions with respect to our fiscal 2024 executive compensation program for our NEOs:

- Aligned each executive's annual long term incentive ("LTI") opportunity to Company performance by structuring 50% of awards in the form of performance shares ("PSUs") that are tied 50% to 3-year cumulative revenue and 50% to 3-year cumulative Adjusted EBITDA goals, and 50% of awards in the form of restricted stock units ("RSUs");
- Determined that the payout under the annual incentive plan ("AIP") was 135.0% in the aggregate in accordance with the weightings applicable to each performance goal; and
- Certified performance with respect to previously granted performance awards, resulting in 0% vesting of 2019 PSUs, 57.4% vesting of 2022 PSUs and full vesting of 2022 and 2023 performance stock options ("PSOs") based on stock price appreciation.

## What We Do and Don't Do Within Our Executive Compensation Program

In designing our executive compensation program, our Compensation Committee has incorporated certain practices into the program and omitted certain other practices, as follows.

| What We Do | What We Don't Do |
|---|---|
| ✔ Pay for Performance | ✘ No Excessive Risk-Taking |
| ✔ Competitive Compensation/Peer Group Benchmarking | ✘ No Hedging, Pledging or Short Sales |
| ✔ Annual Compensation Risk Assessment | ✘ No Excessive Perquisites |
| ✔ Mandatory Executive Clawback Policy | ✘ No Backdating or Repricing of Stock Options |
| ✔ Stock Ownership Guidelines and Holdings Requirements | ✘ No Tax Gross-Ups, Except for Executive Relocation |
| ✔ Double Trigger Vesting for Equity Awards | |
| ✔ Independent Compensation Consultant | |

## Our Compensation Pay Mix

A significant portion of the 2024 total direct compensation for our executives consisted of variable, at-risk compensation. Our calculation of the proportion of variable, at-risk total direct compensation includes the 2024 AIP award at target and long-term equity-based incentive award dollar value at target. The following charts illustrate the proportional components of 2024 compensation for our CEO, and the average proportional components of 2024 compensation for our other NEOs, as well as a percentage of overall, variable, at-risk compensation.







CEO
10% Salary
13% AIP at Target
38% RSUs
90% Total At Risk
77% Long Term Equity
38% PSUs

Average Other NEOs
24% Salary
29% RSUs
76% Total At Risk
59% Long Term Equity
18% AIP at Target
29% PSUs

* Sums may not add up due to rounding.

## PROPOSAL 1
# Election of Directors

The Company is seeking stockholder approval of the election of the eight director nominees identified below, each of whom is currently serving as a director of the Company.

The Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the "Nominating and Corporate Governance Committee"), has nominated the director nominees for election at the 2025 Annual Meeting to serve as directors until the 2026 Annual Meeting of Stockholders and until their successors have been duly elected and qualified. Lara H. Balazs notified the Board that she will not stand for re-election at the 2025 Annual Meeting. We anticipate that the size of the Board will be reduced to eight members upon the conclusion of the 2025 Annual Meeting. Each director nominee, if elected, will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

The director nominees were last elected to the Board at the 2024 Annual Meeting, and are as follows.

| Director Nominees |
| :---: |
| William C. Cobb |
| D. Steve Boland |
| Anna C. Catalano |
| Peter L. Cella |
| Christopher L. Clipper |
| Balakrishnan A. Ganesh |
| Brian P. McAndrews |
| Liane J. Pelletier |

The Board of Directors knows of no reason why these nominees should be unable or unwilling to serve, but if that should be the case, proxies will be voted for the election of such substitute(s) as the Board may designate.

Background information about each of the director nominees can be found below under "—*Directors of the Company.*"

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.**

# Directors of the Company

Below is a list of our current directors and their respective ages and committee memberships (as of March 25, 2025).

| Name | Age | Independent | Audit Committee | Compensation Committee | Nominating and Corporate Governance Committee |
|---|---|---|---|---|---|
| William C. Cobb, Chairman[1] | 68 | N | | | |
| Lara H. Balazs[2] | 55 | Y | | | M |
| D. Steve Boland | 56 | Y | | | M |
| Anna C. Catalano | 65 | Y | | C | |
| Peter L. Cella | 67 | Y | M | M | |
| Christopher L. Clipper | 56 | Y | C | | |
| Balakrishnan A. Ganesh | 53 | Y | M | | |
| Brian P. McAndrews, Lead Director | 66 | Y | | | C |
| Liane J. Pelletier | 67 | Y | M | M | |

M = Member     C = Chair     Y = Yes     N = No
(1)   Mr. Cobb serves as CEO and Chairman of the Board of Directors in a combined role. Mr. Cobb does not sit on any of the Board's committees.
(2)   Ms. Balazs is not standing for re-election at the 2025 Annual Meeting, and her term will end at the conclusion of the meeting.

---

**WILLIAM C. COBB**
**Chairman of the Board of Directors**
**CEO**



**Director since: 2018**

**Committees:**
• None

Mr. Cobb has served as the Chief Executive Officer of the Company since June 2022, was appointed to the Board of Directors of the Company in October 2018, and serves as Chairman of the Board of Directors. From May 2011 through July 2017, Mr. Cobb served as President and Chief Executive Officer, and from August 2010 to July 2017 Mr. Cobb served as a director of H&R Block, Inc., a provider of income tax return preparation and related services and products. From November 2000 to March 2008, Mr. Cobb served in various leadership roles at eBay, Inc., a global commerce and payments provider, including as President of eBay Marketplaces North America for four years and other senior management positions, including Senior Vice President and General Manager of eBay International and Senior Vice President of Global Marketing. Prior to joining eBay, Inc., Mr. Cobb held various marketing and executive positions at PepsiCo (and Tricon Global Restaurants when it was spun off in 1997) from 1987 to 2000. These positions included Senior Vice President and Chief Marketing Officer for Tricon International, Senior Vice President and Chief Marketing Officer at Pizza Hut, and Vice President, Colas at Pepsi Cola. Mr. Cobb currently serves on the board of directors and is a member of the audit and finance committee and the nominating and governance committee of Deluxe Corporation, a technology-enabled solution company supporting financial institutions and small businesses.[1] Mr. Cobb previously served on the board of directors of Terminix from April 2018 until October 2018. Mr. Cobb's wide array of executive leadership roles, wealth of knowledge in technology and online-focused businesses, experience at a newly spun-off company, and history of service on public company boards qualify him to serve on our Board of Directors. Mr. Cobb holds an undergraduate degree in Economics from the University of Pennsylvania and an M.B.A. from the Kellogg School of Management at Northwestern University.

[1] Mr. Cobb has notified Deluxe Corporation that he does not intend to stand for re-election to the Board of Directors at Deluxe Corporation's 2025 Annual Meeting of Stockholders.

**Current Public Company Directorships:**
• Frontdoor, Inc.
• Deluxe Corporation

**Former Directorships (last 5 years):**
• Terminix

## LARA H. BALAZS



**Director since: 2023**

INDEPENDENT

**Committees:**
- Nominating and Corporate Governance Committee

Ms. Balazs was appointed to the Board of Directors of the Company in October 2023, and sits on the Nominating and Corporate Governance Committee. Ms. Balazs currently serves as the Chief Marketing Officer and Executive Vice President of Adobe, Inc. a global software provider. Previously, from March 2020 to September 2024, Ms. Balazs served as the Executive Vice President, General Manager, Strategic Partnership Group and Chief Marketing Officer of Intuit, Inc., a global financial technology platform for consumers and small businesses. Previously, from November 2018 to February 2020, Ms. Balazs served as Senior Vice President, Chief Marketing Officer for Intuit, Inc. From November 2017 to July 2018, Ms. Balazs served as Vice President, Worldwide Marketing, Prime, and North America, of Amazon.com, Inc., an online retailer and web service provider of wide-ranging consumer goods. From January 2006 to September 2017, Ms. Balazs held various leadership roles at Visa, Inc., a global payments technology company that connects consumers, businesses, banks, and governments, including Senior Vice President, Head, North America Marketing; Head, Global Innovation Marketing; Head of Global Product Marketing Strategy and Planning; Head of Global and U.S. General Consumer Marketing; and Senior Director, U.S. Marketing. Prior to joining Visa Inc., from 2004 to 2006, Ms. Balazs was Director, Global Brand Management of Gap, Inc., a global apparel company. Prior to that, from 2002 to 2004, Ms. Balazs was Marketing Director, Direct Retail of Nike, Inc., a global retailer of athletic footwear and apparel. Prior to that, from 2001 to 2002, Ms. Balazs was the Senior Brand Officer, Gap Adult and GapBody of Gap, Inc. Ms. Balazs' deep understanding of consumer- and digitally-focused businesses, operations and strategy, as well as significant experience in areas of environmental, social and governance matters, such as corporate social responsibility, diversity and inclusion efforts and positively impacting the environment, qualify her to serve on our Board of Directors. Ms. Balazs holds a Bachelor's degree in Society & Justice from the University of Washington, and an M.B.A. from Northwestern University.

**Current Public Company Directorships:**
- Frontdoor, Inc.

**Former Directorships (last 5 years):**
- None

## D. STEVE BOLAND



**Director since: 2021**

INDEPENDENT

**Committees:**
- Nominating & Corporate Governance Committee

Mr. Boland was appointed to the Board of Directors of the Company in October 2021, and serves on our Nominating and Corporate Governance Committee. Mr. Boland currently serves as the Chief Administrative Officer of Bank of America Corporation, one of the world's leading financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. Previously, from July 2020 to September 2021, Mr. Boland served as the President, Retail, for Bank of America Corporation. From July 2008 to July 2020, Mr. Boland served in various senior leadership roles for Bank of America Corporation, including Managing Director, Consumer Lending and Managing Director, Secured Consumer Lending. From January 1997 to July 2008, Mr. Boland served in various leadership roles at Countrywide Financial Corporation including as Managing Director, Senior Vice President and Reverse Mortgage Executive, until Countrywide Financial Corporation was acquired by Bank of America Corporation in 2008. Previously, Mr. Boland served as Vice President, National Affordable Lending Manager with Fleet Bank. Mr. Boland's extensive leadership and significant experience with customer-focused, digital-enabled businesses, as well as his deep understanding of banking, product and strategic management qualify him to serve on our Board of Directors. Mr. Boland holds a Bachelor of Science degree in Organizational Studies from the School of Education and Social Policy at Northwestern University.

**Current Public Company Directorships:**
- Frontdoor, Inc.

**Former Directorships (last 5 years):**
- None

## ANNA C. CATALANO



**Director since: 2018**

**INDEPENDENT**

**Committees:**
- Compensation Committee Chair

Ms. Catalano was appointed to the Board of Directors of the Company in September 2018, and serves as Chair of our Compensation Committee. From 1979 until her retirement in 2003, Ms. Catalano served in various leadership roles at BP p.l.c., a global energy producer, and its predecessor Amoco Corporation. Most recently, from 2000 to 2003, she served as Group Vice President, Global Marketing, for BP p.l.c. Ms. Catalano has significant international business experience, having served as President of Amoco Orient Oil Company, including two years during which she lived in Beijing. Ms. Catalano serves on the board of directors and is chair of the nominating and corporate governance committee of Ecovyst, Inc., an integrated and innovative global provider of specialty catalysts and services since July 2022; and on the board of directors, compensation committee and nominating, governance, and social responsibility committee of HF Sinclair Corporation, a petroleum and renewable fuels company since March 2022 (having served on the board of directors of HollyFrontier Corporation from 2017 until its acquisition by HF Sinclair Corporation). Ms. Catalano previously served on the board of directors of Kraton Corporation, a global producer of bio-based chemicals and specialty polymers, from 2011 until its acquisition in 2022; on the board of directors of Willis Towers Watson p.l.c., a global risk advisory, broking, and solutions company from 2016 to 2022 (having previously served on the board of directors of Willis Group from 2006 until the merger of Willis Group and Towers Watson & Co.); on the board of directors of Mead Johnson Nutrition Co., a global producer of infant and child nutrition, from 2010 until its acquisition in 2017; and on the board of directors of Chemtura Corp., a global specialty chemicals company, from 2011 to 2017. Ms. Catalano's senior leadership experience and extensive knowledge in marketing and communications, combined with her broad public company board experience and expertise in corporate governance, executive compensation and board function, qualify her to serve on our Board of Directors. Ms. Catalano holds a Bachelor of Science degree in Business Administration from the University of Illinois, Champaign-Urbana.

**Current Public Company Directorships:**
- Frontdoor, Inc.
- Ecovyst, Inc.
- HF Sinclair Corporation

**Former Directorships (last 5 years):**
- Kraton Corporation
- Willis Towers Watson p.l.c.

## PETER L. CELLA



**Director since: 2018**

**INDEPENDENT**

**Committees:**
- Audit Committee
- Compensation Committee

Mr. Cella was appointed to the Board of Directors of the Company in October 2018, and serves as a member of our Audit Committee and our Compensation Committee. Mr. Cella served on the board of directors of Terminix from February 2017 until the Spin-off. Mr. Cella has been a private investor since August 2017. From 2011 to August 2017, Mr. Cella served as President and Chief Executive Officer of Chevron Phillips Chemical Company LLC, a global petrochemical company. Previously, Mr. Cella served in various executive positions at BASF Corp., a global producer and marketer of chemicals and related products; INEOS Nitriles, a global producer of acrylonitrile, acetonitrile, and related chemicals; Innovene, LLC, a producer of olefins and derivatives; and BP p.l.c., a global energy producer. Mr. Cella serves on the board of directors of Inter Pipeline Ltd., a petroleum transportation, natural gas liquids processing and bulk liquid storage business that was taken private in 2021. Mr. Cella previously served on the board of directors, was a member of the audit committee and chaired the sustainability, risk, and HSE Committee of Saudi Aramco, a global energy and chemicals enterprise from April 2018 to June 2024; and Terminix from February 2017 until October 2018. Mr. Cella's financial background and experience in executive leadership and running varied businesses, history of building strong leadership teams and experience serving on and leading committees at other company boards qualify him to serve on our Board of Directors. Mr. Cella received a Bachelor of Science degree in Finance from the University of Illinois and an M.B.A. from Northwestern University's Kellogg Graduate School of Management.

**Current Public Company Directorships:**
- Frontdoor, Inc.

**Former Directorships (last 5 years):**
- Saudi Aramco (listed in Saudi Arabia)
- Terminix

## CHRISTOPHER L. CLIPPER



**Director since: 2021**

**INDEPENDENT**

**Committees:**
- Audit Committee Chair

Mr. Clipper was appointed to the Board of Directors of the Company in October 2021, and serves as Chair of the Audit Committee. Currently, Mr. Clipper serves as the Chief Financial Officer of David Yurman Enterprises, LLC, a privately-held American luxury jewelry company. From March 2020 to February 2024, Mr. Clipper served as the Senior Vice President and Chief Financial Officer, Innovation and Go-To-Market strategies of Ralph Lauren Corporation, a global leader in the design, marketing and distribution of premium lifestyle products. From November 2017 to February 2020, Mr. Clipper served as the Senior Vice President and Chief Financial Officer, North America and Club Monaco of Ralph Lauren Corporation. From January 2011 to July 2017, Mr. Clipper served in various leadership roles at Nike, Inc., a global retailer of athletic footwear and apparel, including as Vice President and Chief Financial Officer, Global Operations, North America and Vice President and Group Head, Global Strategy and Corporate Development. Prior to joining Nike, from January 2004 to January 2011, Mr. Clipper held various leadership positions at Time Warner, Inc., a leader in media and entertainment that operates Turner, Home Box Office (HBO) and Warner Bros. business units that was acquired by AT&T in June 2018. These positions included Group Vice President, Financial Planning and Analysis, Vice President, Investor Relations and Executive Director, Mergers and Acquisitions. Mr. Clipper's extensive accounting, financial management and leadership experience as well as his deep understanding of consumer-focused businesses, operations, strategy, investor relations and mergers and acquisitions, qualify him to serve on our Board of Directors. Mr. Clipper holds a Bachelor of Arts degree in Economics from Brown University and an M.B.A. from Stanford University Graduate School of Business.

**Current Public Company Directorships:**
- Frontdoor, Inc.

**Former Directorships (last 5 years):**
- None

## BALAKRISHNAN A. GANESH



**Director since: 2023**

**INDEPENDENT**

**Committees:**
- Audit Committee

Dr. Ganesh was appointed to the Board of Directors of the Company in July 2023, and serves as a member of the Audit Committee. Currently, Dr. Ganesh serves as the Chief Technology Officer of OnTrac Logistics, a subsidiary of OnTrac Final Mile (together "OnTrac"), a privately held logistics company providing last mile e-commerce delivery services. Prior to OnTrac, from August 2022 to August 2023, Dr. Ganesh has served as a Partner at AKF Consulting, LLC, which provides technology consulting, technical due diligence, and interim technology leadership services. From December 2020 to August 2022, Dr. Ganesh served as Vice President of Engineering at United Parcel Service, a shipping & receiving and supply chain management company, and led global teams at spanning advanced technologies, logistics operational technology and technology support groups responsible for maintaining infrastructure. Prior to that, from August 2018 to December 2020, Dr. Ganesh served as Vice President, Advanced Technology Group. From June 2016 to August 2018, Dr. Ganesh served as Vice President, Advanced Analytics and Revenue Management. From February 2014 to June 2016, Dr. Ganesh served as Vice President, Global E-commerce Strategy, and from January 2012 to February 2014, Dr. Ganesh served as Product Director of UPS My Choice, E-commerce B2C solution & retail segment. Dr. Ganesh brings to the Company and the Board of Directors a wealth of experience in digital transformation, cybersecurity and product development, especially as it relates to supporting company strategy. Dr. Ganesh holds a PhD degree in Aerospace Engineering with a minor in Mathematics and an M.B.A. and a M.S. in Aerospace Engineering from the Georgia Institute of Technology. He obtained his undergraduate Bachelor of Arts degree from Indian National Defence Academy.

**Current Public Company Directorships:**
- Frontdoor, Inc.

**Former Directorships (last 5 years):**
- None

## BRIAN P. MCANDREWS
### Lead Director



**Director since: 2018**

INDEPENDENT

**Committees:**
- Nominating and Corporate Governance Committee Chair

Mr. McAndrews was appointed to the Board of Directors of the Company in October 2018, serves as Lead Director since June 2022, and is Chair of our Nominating and Corporate Governance Committee. Currently, Mr. McAndrews is a Senior Advisor for Spectrum Equity Management, L.P., a leading growth equity firm focusing on category-leading software, data and consumer internet businesses. Previously, Mr. McAndrews served as President and Chief Executive Officer, and chairman of the board of directors, of Pandora Media, Inc., an internet radio company, from 2013 until 2016. Prior to that, he served as a venture partner with Madrona Venture Group, LLC, a venture capital firm, from 2012 to September 2013, and as a managing director of Madrona from 2009 to 2011. He also previously held executive positions at Microsoft Corporation, a global software company, and aQuantive, a leading digital marketing services and technology company, which was acquired by Microsoft in 2007. Mr. McAndrews currently serves on the board of directors and is a member and chairman of the compensation committee of The New York Times Company, a multimedia news and information company, and is a member of the compensation committee of Xero Limited, a cloud-based accounting software company for small- and medium-sized businesses. Mr. McAndrews previously served on the boards of directors of Chewy, Inc., an online destination for pet parents until 2021; Grubhub Inc., an online and mobile food ordering company until 2021; Teladoc Health, Inc., an online provider of medical services until 2020; Fisher Communications, Inc., a media company until it was acquired in 2013; and Clearwire Corporation, a telecommunications company until it was acquired in 2013. Mr. McAndrews brings to the Company and the Board of Directors deep traditional and digital media experience gained through his role as a chief executive officer of public companies in the technology industry, as well as his private and public company directorships. Mr. McAndrews has held several leadership positions on public company boards, including as chairman, lead director and chairing committees. In addition, his background and his understanding of digital advertising and the integration of emerging technologies qualifies Mr. McAndrews to serve on our Board of Directors. Mr. McAndrews holds a Bachelor's degree in Economics from Harvard College and an M.B.A. from the Stanford Graduate School of Business.

| Current Public Company Directorships: | Former Directorships (last 5 years): |
|---|---|
| • Frontdoor, Inc. | • Chewy, Inc. |
| • The New York Times Company | • Grubhub Inc. |
| • Xero Limited (listed in Australia) | • Teladoc Health, Inc. |

## LIANE J. PELLETIER



**Director since: 2018**

INDEPENDENT

**Committees:**
- Audit Committee
- Compensation Committee

Ms. Pelletier was appointed to the Board of Directors of the Company in September 2018, and serves as a member of our Audit Committee and our Compensation Committee. Since 2011, Ms. Pelletier has served as a public company independent board director across multiple industries. From 2003 through 2011, Ms. Pelletier was the Chairwoman, Chief Executive Officer, and President of Alaska Communications Systems, an Alaska-based telecommunications and information technology services provider. Prior to this, Ms. Pelletier held a number of executive positions at Sprint Corporation, a telecommunications company. Ms. Pelletier currently serves on the board of directors and is chair of the nominating and corporate governance committee at Expeditors International of Washington, Inc., a global logistics company. Ms. Pelletier previously served on the board of directors of ATN International, Inc., a holding company of telecommunication companies until April 2023; and Switch, Inc., a data center and technology infrastructure company, until it was sold in December 2022. In 2017, she earned a professional certificate in cybersecurity from Carnegie Mellon's Software Engineering Institute. Ms. Pelletier's experience in executive and boardroom leadership, particularly in highly regulated industries, and expertise in cybersecurity oversight, business model transformation and shareholder engagement qualify her to serve on our Board of Directors. Ms. Pelletier earned her B.A. in Economics *magna cum laude* from Wellesley College and an M.S. from the Sloan School of Business at the Massachusetts Institute of Technology.

| Current Public Company Directorships: | Former Directorships (last 5 years): |
|---|---|
| • Frontdoor, Inc. | • ATN International, Inc. |
| • Expeditors International of Washington, Inc. | • Switch, Inc. |

There are no family relationships among our directors and executive officers.

# Knowledge, Skills and Experience of Directors

Our Board of Directors values a diversity of perspectives among its members, as well as a range of different experiences, educations, backgrounds, expertise, skills and knowledge.

## Skills Matrix

The following matrix provides information regarding our directors, including certain types of knowledge, skills, and/or experience possessed by one or more of our directors, which our Board of Directors believes are relevant to our business and industry. The matrix also indicates which directors are independent and the tenure for each director.

The matrix does not encompass all of the knowledge, skills or experiences of our directors, but focuses on categories in which our directors possess substantial knowledge, skills and experience in an area. The fact that a director has not indicated substantial knowledge, skill and experience in an area does not mean the director in question does not possess significant knowledge, skill and experience in an area or is unable to contribute to the decision-making process in that area. The type and degree of knowledge, skill and experience listed below may vary among the members of the Board of Directors.

| | Balazs | Boland | Catalano | Cella | Clipper | Cobb | Ganesh | McAndrews | Pelletier |
|---|---|---|---|---|---|---|---|---|---|
| **Knowledge, Skills and Experience** | | | | | | | | | |
| Consumer Services | ● | ● | | | ● | ● | ● | ● | ● |
| Technology | | | | | | | ● | ● | |
| Digital and Platform Services | ● | ● | | | ● | ● | ● | ● | |
| Executive Leadership | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Public Company Boards | | | ● | ● | | ● | | ● | ● |
| Marketing | ● | ● | ● | | | ● | ● | | ● |
| Product Development | ● | ● | | | | ● | ● | | ● |
| Public Accounting & Finance | | | | ● | ● | | | | |
| Strategy and M&A | ● | | ● | ● | ● | ● | | ● | ● |
| **Independence** | | | | | | | | | |
| Non-Employee Director | ● | ● | ● | ● | ● | | ● | ● | ● |
| **Tenure** | | | | | | | | | |
| Years | 1.5 | 3.5 | 6.5 | 6.5 | 3.5 | 6.5 | 1.5 | 6.5 | 6.5 |

# Board Composition Disclosure

The following table reflects information provided by our current directors regarding their race, ethnicity and gender.



WOMEN



UNDERREPRESENTED
MINORITIES



WOMEN AND UNDERREPRESENTED
MINORITIES

| | Balazs | Boland | Catalano | Cella | Clipper | Cobb | Ganesh | McAndrews | Pelletier |
|---|---|---|---|---|---|---|---|---|---|
| **Race and Ethnicity** | | | | | | | | | |
| African American or Black | | ● | | | ● | | | | |
| Alaskan Native or Native American | | | | | | | | | |
| Asian | | | ● | | | | ● | | |
| Hispanic or Latinx | | | | | | | | | |
| Native Hawaiian or Pacific Islander | | | | | | | | | |
| White | ● | | | ● | | ● | | ● | ● |
| Two or More Races or Ethnicities | | | | | | | | | |
| LGBTQ+ | | | | | | | | | |
| Did Not Disclose Demographic Background | | | | | | | | | |
| **Gender** | | | | | | | | | |
| Male | | ● | | ● | ● | ● | ● | ● | |
| Female | ● | | ● | | | | | | ● |
| Non-Binary | | | | | | | | | |
| Did Not Disclose Gender | | | | | | | | | |

# Director Compensation

The Company uses a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting director compensation for non-employee directors, our Board considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the knowledge, skill and experience levels required by the Company of members of our Board. Directors who are employees of the Company receive no compensation for their service as directors.

## Compensation Paid to Non-Employee Directors

Under the director compensation program, members of our Board of Directors who are not employees of the Company receive an annual retainer comprised of cash and stock. Additionally, the Chairman of the Board of Directors, if not an employee, or Lead Director and the chairs of the Audit Committee of the Board (the "Audit Committee"), the Compensation Committee of the Board (the "Compensation Committee") and the Nominating and Corporate Governance Committee, each receive an additional retainer. In April 2024, the Board assessed the compensation paid to the non-employee directors, with input from the Compensation Committee's independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian") as part of its evaluation, and determined that no action was to be taken on non-employee director compensation in 2024. The types, amounts, forms and timing of these retainers are set forth in the following table.

| Retainer Type | Annual Retainer | Form of Payment | Timing of Payment |
|---|---|---|---|
| Base Retainer | $250,000 | • $90,000 in Cash | • Quarterly installments |
| | | • $160,000 in shares of fully vested Common Stock | • Annually, at the time of the annual meeting of stockholders |
| Retainer for non-employee Chairman of the Board | $150,000 | • $50,000 in Cash | • Quarterly installments |
| | | • $100,000 in shares of fully vested Common Stock | • Annually, at the time of the annual meeting of stockholders |
| Retainer for Lead Director | $25,000 | • Cash | • Quarterly installments |
| Retainer for Chair of Audit Committee | $25,000 | • Cash | • Quarterly installments |
| Retainer for Chair of Compensation Committee | $20,000 | • Cash | • Quarterly installments |
| Retainer for Chair of Nominating and Corporate Governance Committee | $10,000 | • Cash | • Quarterly installments |

Each director may elect to defer the receipt of the shares of Common Stock as fully vested deferred share equivalents ("DSEs") to a point in the future. The shares are issued pursuant to the 2018 Omnibus Incentive Plan (the "2018 Plan"), and the number of shares of our Common Stock granted as part of the equity retainer is determined by using the grant date fair value, as defined in the 2018 Plan as the closing price of our Common Stock on the Nasdaq Global Select Market ("Nasdaq") on the trading day that immediately precedes the grant date. This value is then used to determine the number of shares required to satisfy the share portion of the director's equity retainer, rounded to the nearest whole share for the avoidance of fractional shares. A new director, or a director who assumes a role for which an additional retainer is payable, shall receive a prorated award of cash on the next regular payment date for the applicable retainer and a prorated award of Common Stock or DSEs on the date such director joined the Board.

We reimburse all of our directors for reasonable expenses incurred in connection with attending Board meetings and committee meetings. The Company will also reimburse certain expenses incurred by directors in connection with attending director education programs, as well as memberships in director organizations.

## Director Compensation Table

The following table sets forth information concerning the compensation by the Company to our non-employee directors for fiscal 2024.

| Name | Fees Earned or Paid in Cash[1] | | Stock Awards[2] | | Total | |
|---|---|---|---|---|---|---|
| Lara H. Balazs | $ | 90,000 | $ | 160,015 | $ | 250,015 |
| D. Steve Boland | $ | 90,000 | $ | 160,015 | $ | 250,015 |
| Anna C. Catalano[3] | $ | 110,000 | $ | 160,015 | $ | 270,015 |
| Peter L. Cella | $ | 90,000 | $ | 160,015 | $ | 250,015 |
| Christopher L. Clipper[4] | $ | 115,000 | $ | 160,015 | $ | 275,015 |
| Balakrishnan A. Ganesh | $ | 90,000 | $ | 160,015 | $ | 250,015 |
| Brian P. McAndrews[5] | $ | 125,000 | $ | 160,015 | $ | 285,015 |
| Liane J. Pelletier | $ | 90,000 | $ | 160,015 | $ | 250,015 |

(1) Amounts consist of the cash retainers earned in fiscal 2024 and paid quarterly for services rendered as directors on our Board of Directors.
(2) Stock awards consist solely of awards of the Company's fully vested Common Stock granted on May 14, 2024. The amounts shown represent the aggregate grant date fair value of stock awards granted by the Company to all directors and calculated in accordance with applicable accounting standards, based solely on the closing price of our Common Stock on the Nasdaq on the day before the date of the grant and rounded to the nearest whole share. Dr. Ganesh and Messrs. Boland, Cella and Clipper elected to defer receipt of their annual stock award as DSEs until 30 days after they no longer sit on the Company's Board.
(3) Chair of the Compensation Committee.
(4) Chair of the Audit Committee.
(5) Lead Director and Chair of the Nominating and Corporate Governance Committee.

# Corporate Governance

## What We Do and Don't Do Within Our Governance Program

In designing our corporate governance program, our Nominating and Corporate Governance Committee and Board of Directors have incorporated certain practices and omitted certain other practices, as follows.

| What We Do | What We Don't Do |
|---|---|
| ✔ Independent Lead Director | ✘ No Non-independent Directors on Committees |
| ✔ Board Composition Disclosure | ✘ No Classified Board |
| ✔ Annual Board and Committee Self-Assessments | ✘ No Dual Class Voting Stock |
| ✔ Oversight of Risk, including ERM, ESG and Cybersecurity | ✘ No Supermajority Voting Requirement to Amend Charter or Bylaws |
| ✔ Annual Succession Planning | ✘ No Supermajority Voting on Business Combinations |
| ✔ Regular Board Executive Sessions of Independent Directors | ✘ No Cumulative Voting |
| ✔ Code of Conduct and Financial Code of Ethics | ✘ No Plurality Voting in Uncontested Elections |

## Elements of Governance

Following are highlights of corporate governance at the Company. Please see the following pages of this section for more information.

| | |
|---|---|
| **Board Independence** | • All of our directors other than our Chairman and CEO are independent. |
| **Board Committees** | • We have three Board committees—Audit, Compensation and Nominating and Corporate Governance.<br>• All committees are comprised of independent directors. |
| **Executive Sessions** | • Independent members of the Board and each of the committees regularly meet in executive session with no member of management present. |
| **Board Leadership** | • Our Board elected an independent Lead Director upon the commencement of the Chairman of the Board's dual role as Chairman and CEO.<br>• The authority and responsibilities of the Lead Director are specified in our Corporate Governance Guidelines, as discussed below. |
| **Board Composition** | • The current composition of the Board encompasses a broad range of skills, experience, backgrounds, perspectives and industry knowledge; comprised of 33.3% women, 44.4% underrepresented minorities, and 67% women and underrepresented minorities. |
| **Risk Oversight** | • The Board and its committees are active in overseeing Company risk and regularly review the allocation of risk oversight among the Board and committees. |
| **Accountability to Stockholders** | • All directors are elected by our stockholders annually.<br>• Only a majority vote of stockholders is required to amend our restated certificate of incorporation or our amended and restated bylaws.<br>• We have a robust stockholder engagement program. |
| **Self-Assessment** | • The Board and its committees annually evaluate and discuss their respective performance and effectiveness.<br>• The Nominating and Corporate Governance Committee establishes procedures to oversee and report findings to the Board. |

| **Executive Succession Planning** | • The CEO reports to the Board on executive succession planning at least annually, generally covering at least two levels below the executive team.<br>• The full Board is responsible for ensuring that there is a succession plan for the CEO. |
| --- | --- |
| **ESG Oversight** | • The Board or its Committees are responsible for overseeing ESG initiatives and risk at the Company and receives regular updates from management. |

## Our Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board is composed of a majority of independent directors. In accordance with our Charter, our Board is fully declassified, and each director will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast, in the case of an uncontested election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the Board of Directors. In the case of a contested election, the election will be determined by a plurality of the votes cast.

The number of members on our Board of Directors may be fixed by resolution adopted from time to time by the Board. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

The names and certain information with respect to each of our current directors is set forth above in the section entitled *"Proposal 1, Election of Directors—Directors of the Company."*

The Board of Directors held 10 meetings during fiscal 2024. In fiscal 2024, each director then currently serving on our Board attended our 2024 Annual Meeting, and each of our directors then serving on our Board attended 100% of the meetings of the Board and committees on which he or she served as a member during fiscal 2024, other than Ms. Catalano who attended 94%.

## Director Independence

A majority of our Board of Directors is composed of directors who are "independent," as defined by the rules of the Nasdaq and the Corporate Governance Guidelines adopted by our Board. We seek to have all of our non-management directors qualify as "independent" under these standards. Our Board has established guidelines to assist it in making its determination of director independence. These guidelines provide that no director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with our Company or our subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with our Company or any of our subsidiaries). In making its assessment, our Board determined that any transactions both made in the ordinary course of business between our Company and any director affiliate, and within the Nasdaq and our independence standards, were not pertinent to an evaluation of independence.

Our Board of Directors has determined that each of Messrs. Boland, Cella, Clipper and McAndrews, Dr. Ganesh and each of Mses. Balazs, Catalano and Pelletier were independent under the director independence standards described above. Since Mr. Cobb is our CEO, he is not considered by our Board to be independent.

Our Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Corporate Governance Committee, will make a determination as to which members are independent.

## Committees of the Board of Directors

Our Board of Directors has the following standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The charter for each of these committees is available without charge on our corporate website at www.frontdoorhome.com.

# Audit Committee

Our Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules and regulations of the Securities and Exchange Commission (the "SEC") and the Nasdaq listing standards.

Our Audit Committee is primarily responsible, among its other duties and responsibilities, for oversight of the following:

- The establishment of an effective "tone at the top" by the CEO and other members of senior management;
- Our accounting, financial and external reporting processes and practices;
- The quality and integrity of our financial statements and the audits of such financial statements;
- The independence, qualifications and performance of our independent registered public accounting firm;
- The effectiveness of our internal control processes over financial reporting and the performance of our internal audit function;
- Our system of disclosure controls and procedures;
- The administration of our ERM program and monitoring of the risks assigned to it by our Board of Directors;
- The policies for hiring employees or former employees of our independent registered public accounting firm;
- The review of the Company's earnings press release, as well as financial information and earnings guidance provided therein;
- The review of the annual audited financial statements or quarterly financial statements, as applicable, and the *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* contained therein;
- The identification, monitoring and reporting of related party transactions;
- Emerging trends relevant to the work of audit committees;
- Our compliance with legal and regulatory requirements and our standards of business conduct and ethics;
- Our cybersecurity risk, including policies and procedures for assessing, managing and responding to that risk;
- The preparation of the *"Audit Committee Report"* required to be included in this Proxy Statement; and
- The appointment, compensation, retention, evaluation and oversight of our independent registered public accounting firm.

The current members of the Audit Committee are Christopher L. Clipper (Chair), Peter L. Cella, Balakrishnan A. Ganesh and Liane J. Pelletier. Our Board of Directors has designated each of Mr. Clipper, Mr. Cella and Ms. Pelletier as an "audit committee financial expert" and has determined that each member of the Audit Committee is "financially literate" under the Nasdaq listing standards and SEC rules. Our Board also has determined that each member of the Audit Committee is "independent" as defined under the Nasdaq listing standards and Exchange Act rules and regulations.

The Audit Committee held 5 meetings during fiscal 2024.

# Compensation Committee

Our Compensation Committee is primarily responsible, among its other duties and responsibilities, for the following:

- Reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers of our Company and its subsidiaries (including the CEO) and making recommendations to our Board of Directors regarding non-management director compensation;
- Reviewing and approving the *"Compensation Discussion and Analysis"* and *"Compensation Committee Report"* required to be included in this Proxy Statement;
- Establishing and overseeing the general compensation philosophy, structure, policies and compliance of our Company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our Company and its subsidiaries;
- Taking such other actions relating to the compensation and benefits structure, succession planning, talent review and diversity and inclusion initiatives of the Company as the Committee deems necessary or appropriate; and
- Periodically reviewing management development and succession plans.

For additional information on the Compensation Committee's activities, its use of outside advisors and its consideration and determination of executive compensation, as well as the role of our CEO in recommending the amount or form of compensation paid to the other NEOs, see "*Compensation Discussion and Analysis.*"

The current members of the Compensation Committee are Anna C. Catalano (Chair), Peter L. Cella and Liane J. Pelletier. Our Board of Directors has determined that each member of the Compensation Committee is "independent" as defined under the Nasdaq listing standards and SEC rules. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

The Compensation Committee held 6 meetings during fiscal 2024.

### Compensation Committee Interlocks and Insider Participation

During 2024, no member of the Compensation Committee was at any time an officer or employee of our Company or any of our subsidiaries, nor was any such person a former officer of our Company or any one of our subsidiaries. During 2024, there were no related person transactions between our Company and any of our Compensation Committee members that require disclosure under SEC rules.

## Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is primarily responsible, among its other duties and responsibilities, for the following:

- Identifying and recommending candidates to the Board of Directors for election to our Board, consistent with criteria approved by our Board;
- Overseeing the system of corporate governance of the Company, including recommending to the Board of Directors corporate governance guidelines that are applicable to us;
- Reviewing the composition of the Board and its committees;
- Reviewing and evaluating current directors for re-nomination to the Board or re-appointment to any Board committee;
- Overseeing the self-evaluation of the Board and its committees; and
- Overseeing the Company's ESG initiatives and management of ESG-related risk.

The current members of the Nominating and Corporate Governance Committee are Brian P. McAndrews (Chair), Lara H. Balazs and D. Steve Boland. Our Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is "independent" as defined under the Nasdaq listing standards.

The Nominating and Corporate Governance Committee held 4 meetings during fiscal 2024.

# Corporate Governance Practices and Policies

## Board Leadership Structure

Our Board of Directors is currently led by our Chairman, William C. Cobb. Our Board believes that the Company and its stockholders are best served by maintaining the flexibility to determine whether the Chairman and CEO positions should be separated or combined at a given point in time in order to provide appropriate leadership for us at that time. Accordingly, as stated in our Corporate Governance Guidelines, the Board has no policy with respect to the separation of the offices of Chairman of the Board and CEO, provided that if the Chairman of the Board of Directors is not independent, the independent directors are required to annually appoint an independent Lead Director. Mr. McAndrews has been appointed by the independent directors to serve as the independent Lead Director since June 1, 2022. The Board believes that its current leadership structure is appropriate for the Company at this time and that the responsibilities of the independent Lead Director help to assure appropriate oversight of the Company's management by the Board and optimal functioning of the Board. The effectiveness of the independent Lead Director is enhanced by the Board's independent character. In addition, as described in more detail in the biographies in *"Directors of the Company,"* the independent Lead Director and the independent directors have significant experience with public company management and governance. This structure facilitates the continued strong communication and coordination between management and the Board and enables the Board to fulfill its risk oversight responsibilities.

### Lead Director Responsibilities

The Company's Corporate Governance Guidelines further specify the authority and responsibilities of the Lead Director, who is responsible to help coordinate the efforts of the independent directors in the interest of ensuring that objective judgment is brought to bear on significant issues relating to the governance and operations of the Company, including:

- Presiding over all meetings of the Board of Directors at which the Chairman of the Board is not present, including meetings of the non-management and independent directors;
- Collaborating with the Chairman of the Board on Board meeting agendas and advising on such agendas;
- Assisting in scheduling Board meetings to ensure that there is sufficient time for discussion of all agenda items;
- Requesting the inclusion of items in Board meeting materials and advising on Board meeting materials generally to ensure the appropriate flow of information to the Board;
- Calling meetings of the independent directors when necessary and appropriate;
- Collaborating with the Chairman of the Board in determining the need for special meetings of the Board;
- Serving as the liaison for major stockholders who request direct communications with the Lead Director;
- Serving as the liaison between the independent directors and the Chairman of the Board and the Company's management team, as appropriate; and
- Such other powers, duties and responsibilities as a majority of the independent directors of the Board shall approve.

## Executive Sessions

Our Board of Directors holds regular and special meetings throughout each calendar year. In conjunction with those meetings, executive sessions, including separate meetings of only the independent directors, are regularly scheduled throughout the year. Our independent Lead Director presides over the executive sessions of the Board. The committees of the Board, as described more fully above, also meet regularly in executive sessions.

## Selection of Nominees for Election to the Board

Our Corporate Governance Guidelines provide that the Nominating and Corporate Governance Committee will identify and select, or recommend that the Board of Directors select, Board candidates who the Nominating and Corporate Governance Committee believes are qualified and suitable to become members of the Board, consistent with the criteria for selection of new directors adopted from time to time by the Board. The Nominating and Corporate Governance Committee will consider, among other things, the Board's current composition, including experience, expertise, background and balance of inside, outside and independent directors, and the general qualifications of the potential nominees in light of director qualification criteria established by our Board, as described further below under "—*Director Qualification Standards*."

In identifying candidates for election to the Board of Directors, the Nominating and Corporate Governance Committee will consider nominees recommended by directors, stockholders and other sources. The Nominating and Corporate Governance Committee will review each candidate's qualifications, including whether a candidate possesses any of the specific qualities and skills desirable in certain members of the Board. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. Upon selection of a qualified candidate, the Nominating and Corporate Governance Committee will recommend the candidate for consideration by the full Board. The Nominating and Corporate Governance Committee has also previously engaged third-party search firms to assist it in identifying, evaluating and recommending potential nominees.

The Nominating and Corporate Governance Committee will consider director candidates proposed by stockholders on the same basis as recommendations from other sources. Any stockholder who wishes to recommend a prospective candidate for the Board of Directors for consideration by the Nominating and Corporate Governance Committee may do so by submitting the name and qualifications of the prospective candidate in writing to the following address: c/o Corporate Secretary, Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731. Any such submission should also describe, among other things, the experience, qualifications, attributes and skills that make the prospective candidate a suitable nominee for the Board, as well as any connections of the prospective candidate with our Company that may be relevant and any other disclosures that would be required to be made in a proxy statement or similar filing with respect to any nomination of directors. Our Bylaws set forth the complete requirements for direct nomination by a stockholder of persons for election to the Board.

## Director Qualification Standards

The Nominating and Corporate Governance Committee charter sets forth that the Committee will identify and recommend to the Board of Directors potential director nominees it believes are qualified and suitable to become members of the Board, consistent with criteria for selection of new directors adopted from time to time by the Board. In addition to evaluating a potential director's independence, the committee will consider whether a potential director satisfies criteria established by the Board of Directors in order to assure that our Board will have the necessary breadth and depth to perform its oversight function effectively, such as: integrity, honesty and adherence to high ethical standards; demonstrated business acumen, experience and ability to exercise sound judgments and willingness to contribute positively to the decision-making process of the Company; skills and experience in one or more areas relevant to us; willingness and capability to take the time to actively participate in Board and committee meetings and related activities; ability to understand the interests of our various constituencies; and the ability to satisfy independence standards with no conflicts of interest. Our Board values a diversity of perspectives on the Board, as well as a range of different experiences, educations, backgrounds, expertise, skills and knowledge. The committee may reevaluate and recommend for Board approval the relevant criteria for Board membership from time to time in response to changing business factors or regulatory requirements. Our full Board will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Corporate Governance Committee.

## Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines to address significant corporate governance issues. These guidelines provide a framework for our corporate governance initiatives and cover topics including, but not limited to, director qualification and responsibilities, Board composition, director orientation and continuing education, ethics and conflict of interest, Board access to management and advisers, director compensation, Board and committee self-evaluation, the responsibilities of our Lead Director, Board meetings and administration and succession planning. The Nominating and Corporate Governance Committee is responsible for overseeing and reviewing the guidelines and reporting and recommending to our Board any changes to the guidelines. The guidelines are available without charge on our corporate website.

## Stockholder Engagement

We expect all of our directors to attend our annual meetings of stockholders and be available to answer questions from stockholders at the meetings. Between meetings, we expect our Chairman of the Board of Directors and CEO, and/or our Senior Vice President and CFO, to engage with stockholders on a regular basis at industry and financial conferences, road shows, and one-on-one meetings. In addition, we are committed to engaging in stockholder outreach to better understand our stockholders' perspectives and to better understand their priorities and concerns on the topics of our corporate governance and executive compensation, among other topics. We believe that ongoing engagement builds mutual trust and understanding with our stockholders.


CONTACT
Reaching out to stockholders and having year-round conversations
LISTEN
Obtaining feedback, discussing and evaluating feedback
RESPOND
Adopting and revising policies and taking actions as appropriate

During the last twelve months, we have offered engagement to or engaged with many of our largest stockholders—representing a majority of our outstanding shares—to discuss any feedback they may have. The feedback we have received from our major stockholders has been supportive, and included suggestions regarding disclosure of our Board of Directors' composition and oversight of risk and succession planning, as well as the structure of our executive compensation program. See the sections below *"—Environmental, Social and Governance"* and *"Compensation Discussion and Analysis—Determination of Executive Compensation—Prior Year Say on Pay Vote"* and *"Compensation Discussion and Analysis—Components of 2024 Compensation—Long-Term Equity Incentive Awards—2024 Awards"* for more information on how we addressed these comments in fiscal 2024.

## Communicating with the Board of Directors

Any stockholder or interested party who wishes to communicate with our Board of Directors as a whole, the independent directors, or any individual member of the Board or any committee of the Board may write to or email the Company at: c/o Chief Legal Officer, Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731 or Board_of_Directors@frontdoorhome.com.

Our Board of Directors has designated our Chief Legal Officer or his or her designee as its agent to receive and review written communications addressed to the Board, any of its committees, or any Board member or group of Board members. The Chief Legal Officer may communicate with the sender for any clarification. The Chief Legal Officer will promptly forward to the Chairman of the Board and Lead Director all communications, other than ordinary business communications, and in consultation with our Chairman of the Board and CEO, will determine the next steps. The Chief Legal Officer will also forward to the appropriate committee chair any communication alleging financial, legal, ethical or compliance issues or any other matter deemed by the Chief Legal Officer to be potentially material to us. As an initial matter, the Chief Legal Officer will determine whether the communication is a proper communication for the Board. The Chief Legal Officer will not forward to the Board, any committee or any director communications of a personal nature or not related to the duties and responsibilities of the Board, including, without limitation, junk mail and mass mailings, business or employment solicitations, routine customer service complaints, new product or service suggestions, opinion survey polls or any other communications deemed by the Chief Legal Officer to be insignificant to the Company, which we consider to be ordinary business communications. The Chief Legal Officer provides regular reports on the communications received to the Nominating and Corporate Governance Committee.

## Risk Oversight

Our Board of Directors as a whole has responsibility for overseeing our risk management. Our Board gains in-depth visibility into business exposure by retaining direct oversight of certain risks or allocating responsibility for certain other risk areas to its committees. Each committee provides reports to the full Board regarding the matters that it oversees. Because it directly impacts oversight of our operations and our strategy, the Board is also responsible for oversight of our ERM program. Our management and Board have identified key risks for the Company, each of which is assigned to one or more management leaders and either the full Board or a Board committee for periodic updates. Our Board has ready access to management and external advisors; receives regular reports from our risk management, compliance, legal and internal audit departments that are designed to provide visibility to the Board into the identification and assessment of key risks and our risk mitigation strategy; and has adopted multiple policies and practices that guide our activities.



**RISK MANAGEMENT OVERVIEW**

**FULL BOARD**

- **Strategic**
- **Operational**
- **Artificial Intelligence**
- **Succession**
- **Regular reports from committees overseeing other areas of risk**

| AUDIT COMMITTEE | COMPENSATION COMMITTEE | NOMINATING AND CORPORATE GOVERNANCE COMMITTEE |
|---|---|---|
| • Financial and accounting exposures<br>• Legal and regulatory compliance<br>• Cybersecurity and privacy<br>• Technology and business systems<br>• ERM process and execution of program | • Risks arising from our compensation policies and practices<br>• People development | • ESG<br>• Climate<br>• Governance<br>• Industry changes |

The full Board of Directors has primary responsibility for evaluating strategic and operational risk management, including the evaluation, use and oversight of artificial intelligence by the Company, and succession planning. Our Audit Committee is responsible for overseeing our major financial and accounting risk exposures and the steps our management has taken to monitor and control these exposures, including policies and procedures for assessing and managing risk, and for overseeing compliance related to legal and regulatory exposure, and meets regularly with our chief legal and compliance officer. Our Audit Committee also undertakes responsibility for assisting the Board in overseeing cybersecurity risk, as discussed above under "*Risk Oversight*," including policies and procedures for assessing and managing that risk, and meets with appropriate members of our management team regarding such risk at least quarterly. We acknowledge the potential impact that cybersecurity incidents and technology disruptions could have on our business, employees and customers and are deeply committed to ensuring strong cybersecurity measures. Our technology and information security teams are focused on developing and implementing tools that

help prevent cyber incidents, making our operations more resilient to them, and educating our employees on proactive mitigation practices on a continuous basis.  Our Compensation Committee evaluates risks arising from our compensation policies and practices, as more fully described below. The Nominating and Corporate Governance Committee oversees risks associated with ESG issues, including the assessment and development of plans to address risks arising from ESG issues.

### Compensation Risk Assessment

During 2024, under the oversight of our Compensation Committee, we performed an assessment of risks related to our compensation programs, including our executive compensation programs. We determined that the risks arising from our 2024 compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.

## Code of Conduct and Financial Code of Ethics

Our Board of Directors has adopted a Code of Conduct that applies to all of our directors, officers and employees, as well as a Financial Code of Ethics that applies to the CEO, CFO, Controller, and other designated officers and employees, including our financial employees. The Code of Conduct and Financial Code of Ethics each address matters such as acting with integrity, conflicts of interest, confidentiality and compliance with laws and regulations. The Company takes seriously allegations of non-compliance with the Code of Conduct, other Company policies or applicable laws and regulations. The Company maintains the confidentiality of information and individuals related to reports of violations required by law or when needed to properly examine or adequately respond to the matter. Employees may submit concerns and other complaints, including with respect to accounting, internal accounting controls or auditing matters, fraud or other non-compliance anonymously through our Ethics Hotline or corporate website. The Code of Conduct and the Financial Code of Ethics are available without charge on our corporate website.

In 2024, we refreshed our Code of Conduct to incorporate our purpose, mission and values, along with best practices, and to enhance communication through a clear, simple style.  We will promptly disclose any substantive changes in or waiver of, together with reasons for any waiver of, either of these codes granted to our executive officers or our directors, by posting such information on our corporate website.

## Corporate Social Responsibility and Sustainability

Along with our strong corporate governance program, the Company focuses on corporate social responsibility and sustainability initiatives that strengthen our value as a service provider, employer and citizen of the communities in which we operate.

### Our Company Governance and Board Oversight

Corporate governance and responsibility are ingrained in our culture — and are the basis for our good decision-making, accountability, risk management and performance optimization. Our Board of Directors establishes policies and procedures to guide the Company's oversight of our corporate governance, while management executes on these initiatives. In addition to the corporate governance practices described throughout the "*Corporate Governance*" section of this Proxy Statement, following are two highlights of our governance practices in 2024:

- Refreshed our Code of Conduct to incorporate our "Purpose, Mission and Values," along with best practices and a clear, simple style; and
- Implemented security awareness campaigns disseminated to our employee population, added new security standards, and performed security exercises simulating a cyberattack to identify potential vulnerabilities.

We acknowledge the potential impact that cybersecurity incidents and technology disruptions could have on our business, employees and customers and are deeply committed to ensuring strong cybersecurity measures. Our technology and information security teams are focused on developing and implementing tools that help prevent cyber incidents, making our operations more resilient to them, and educating our employees on proactive mitigation practices on a continuous basis. Our Audit Committee assists our Board of Directors in overseeing cybersecurity risk, as discussed above under "Risk Oversight."

### Our Role as an Employer and Corporate Citizen

As a service provider, we recognize that human capital is one of our greatest assets and the future of our business. To ensure our employees an opportunity for success in our virtual-first company, we are purposeful about creating opportunities to come together throughout the year and prioritize initiatives that drive connections, engagement and performance. Following are two highlights of our support for employees in 2024:

- Embedded our "Purpose, Mission and Values" into engagement with employees and development and evaluation programs; and
- Completed another "Our Voice" employee engagement survey, providing results that were analyzed year-over-year and used to strengthen and improve our employee experience.

We further recognize that our network of independent service contractors is critical to providing services to our customers. We seek to drive attention to rewarding career opportunities in the skilled trades and grow the pipeline of talent by supporting and building partnerships with schools and other organizations.

### Our Environment

We believe that changes in our environment, weather and adverse conditions can affect our business and communities, and that efficiency in the use of natural resources is important. Following are two highlights of our actions related to the environment in 2024:

- Assessed our Scope 1 and 2 emissions, where data was available to us; and
- Provided resources and information on efficient use of resources to our employees and customers to support their environmental efforts.

To review additional information about these initiatives, please visit our corporate website at https://www.frontdoorhome.com/about/sustainability. The information contained on or accessible through our corporate website, including the Company's Sustainability Report, is not considered part of this Proxy Statement.

## Board Self-Assessments

Our Board of Directors conducts annual self-assessments to determine whether it and its committees are functioning effectively and whether its governing documents remain appropriate. Our Board's self-assessment is facilitated by a confidential survey with a wide range of questions related to topics including operations, composition of the Board, responsibilities, governing documents and resources. Results of each survey are aggregated for review and discussion by the Board. As part of the Board self-assessment process, our Chairman of the Board or Lead Director also conducts an individual interview with each Director. The process is designed and overseen by the Nominating and Corporate Governance Committee, which is chaired by our independent Lead Director, and the results of the self-assessments are discussed within each committee and by the full Board. Additionally, each committee annually reviews its own performance and assesses the adequacy of its charter, and reports the results and any recommendations to the Board of Directors.

## Procedures for Treatment of Complaints Regarding Accounting Controls and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, our Board of Directors has adopted procedures for the receipt, retention and treatment of complaints regarding accounting controls or auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters. These procedures for the receipt, retention and treatment of complaints are also available for use by employees who would like to raise other concerns, such as concerns related to harassment, conflicts of interest or other matters discussed in our Code of Conduct.

# Certain Securities Transactions

## Short Selling

Our Board of Directors has adopted a policy that prohibits our directors, officers and employees from short sales and transactions in puts and calls of our equity securities. Short sales of our securities evidence an expectation on the part of the seller that such securities will decline in value and signal to the market an absence of confidence in our short-term prospects. Short sales may also reduce the seller's incentive to improve our performance.

## Pledges and Hedges

In addition, our Board of Directors has adopted a policy that prohibits any of our directors, officers and employees from pledging our equity securities, trading on margin or engaging in hedging transactions in our equity securities. Certain forms of hedging or monetization transactions (such as zero-cost collars, equity swaps, exchange funds and forward sale contracts) allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential appreciation in the stock. These transactions allow the person to continue to own the stock, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as our other stockholders.

## Insider Trading Policy and Procedures

We have adopted insider trading policies and procedures governing the purchase, sale and/or disposition of the company's securities by directors, officers and employees, and the company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards.

# Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected Deloitte & Touche LLP ("Deloitte") to serve as the Company's independent registered public accounting firm for fiscal 2025. The Audit Committee first retained Deloitte as our independent registered public accounting firm in October 2018, and Deloitte has continued to serve in that capacity through fiscal 2024.

The Audit Committee annually evaluates the independence and performance of our independent registered public accounting firm and determines whether to retain the current firm or consider other firms. In addition, in conjunction with the mandated rotation of our external auditor's lead engagement partner, the Audit Committee and its chair are directly involved in the selection of the external auditor's new lead engagement partner.

In selecting Deloitte as our independent registered public accounting firm for fiscal 2025, the Audit Committee considered carefully Deloitte's performance as the Company's independent registered public accounting firm in fiscal 2024, its independence with respect to the services to be performed, its technical expertise and knowledge of the Company's industry and operations, the reasonableness of its fees, and its general reputation for adherence to professional auditing standards. The Audit Committee and the Board of Directors believe that the continued retention of Deloitte as our independent registered public accounting firm is in the best interests of the Company and our stockholders. Representatives of Deloitte are expected to participate in the 2025 Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Ratification by the stockholders of the selection of the independent registered public accounting firm is not required, but the Board of Directors believes that it is desirable to submit this matter to the stockholders. If the selection of Deloitte is not ratified at the 2025 Annual Meeting, the Audit Committee will investigate the reason for the rejection and reconsider the appointment. Even in the event our stockholders ratify the appointment, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during fiscal 2025 if the committee determines that such a change would be in the Company's and its stockholders' best interests.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2025.**

# Independent Auditor Fees and Services

The following table summarizes the fees that Deloitte billed to us for fiscal 2024 and fiscal 2023 for audit and other services. Audit fees also include an estimate of amounts not yet billed.

|  | Fiscal 2024 | Fiscal 2023 |
|---|---|---|
| Audit Fees | $ 1,967,451 | $ 1,545,189 |
| Audit-Related Fees | $ 200,865 | $ 113,388 |
| Tax Fees | $ 0 | $ 0 |
| All Other Fees | $ 0 | $ 15,000 |
| **TOTAL FEES** | **$ 2,168,316** | **$ 1,637,388** |

## Audit Fees

Audit fees for fiscal 2024 and fiscal 2023 include fees paid for professional services rendered by Deloitte in connection with the audit and quarterly review of the Company, the audit of the effectiveness of internal controls over financial reporting and other services associated with regulatory filings.

## Audit-Related Fees

Audit-related fees for fiscal 2024 and fiscal 2023 represent fees paid for professional services rendered by Deloitte in connection with support related to certifications performed for statutory requirements.

## Tax Fees

Deloitte did not render any tax compliance, tax advice or tax planning services to us in fiscal 2024 or fiscal 2023.

## All Other Fees

Other fees for fiscal 2023 represent fees paid for financial education and training.

## Pre-Approval Policy

The Audit Committee's Policy Regarding Pre-Approval of Services of the Independent Auditor provides for pre-approval of audit, audit-related, tax and other services specifically described in the policy. Requests for services that require specific approval by the Audit Committee must be submitted to the Audit Committee by both our independent auditor (or independent registered public accounting firm) and our CFO or other appropriately designated officer, and must include a joint statement stating that the performance of such services will not impair the independence of the independent auditor and whether, in their view, the request is consistent with the SEC's rules on auditor independence. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services, provided that such authority shall not include the approval of services for which the associated fees exceed $150,000. Pursuant to this delegation, the committee member to whom such authority is delegated must report any pre-approval decision to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated specific pre-approval authority to its chair, subject to and in accordance with the terms of the policy.

All of the services described above were pre-approved by the Audit Committee in accordance with the policy.

# Audit Committee Report

The following is the report of the Audit Committee of the Board of Directors with respect to the Company's audited financial statements for fiscal 2024. For a discussion of the full range of the Audit Committee's activities during fiscal year 2024, see "*Corporate Governance—Committees of the Board of Directors—Audit Committee.*"

The Audit Committee is governed by the Audit Committee Charter adopted by the Company's Board of Directors. Our Board has determined that each current member of the Audit Committee, namely Christopher L. Clipper, Peter L. Cella, Balakrishnan A. Ganesh and Liane J. Pelletier, (i) is an "independent" director based on Nasdaq Rule 5605 and our Corporate Governance Guidelines, (ii) satisfies the SEC's additional independence requirement for members of audit committees, and (iii) is "financially literate" as defined by SEC rules. Our Board has additionally determined that Mr. Clipper, Mr. Cella and Ms. Pelletier are "audit committee financial experts" as defined by SEC rules.

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee has met and reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Audit Committee has held discussions with management and Deloitte, the Company's independent registered public accounting firm for fiscal 2024, regarding the fair and complete presentation of the Company's financial position and results of operations in accordance with U.S. GAAP and regulations of the SEC. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements have been prepared in accordance with U.S. GAAP. Deloitte is responsible for expressing opinions on the conformity of the Company's financial statements with U.S. GAAP and the effectiveness of the Company's internal control over financial reporting. The Audit Committee also has held discussions with management and Deloitte regarding the effectiveness of the Company's internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

In addition, the Audit Committee has:

- reviewed the Company's audited financial statements for the fiscal year ended December 31, 2024 and discussed them with management and Deloitte;
- discussed with Deloitte various communications that Deloitte is required to provide to the Audit Committee, including matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC; and
- received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and discussed with Deloitte their independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2024.

The Audit Committee has selected Deloitte as the Company's independent registered public accounting firm for fiscal 2025, and the Board of Directors has approved submitting such selection to the stockholders for ratification.

This report is being provided by the following independent directors who constituted the Audit Committee as of February 19, 2025, the date of the approval of this report by the Audit Committee.

Respectfully submitted,
Audit Committee
Christopher L. Clipper, Chair
Peter L. Cella
Balakrishnan A. Ganesh
Liane J. Pelletier

## PROPOSAL 3
# Advisory Vote to Approve Named Executive Officer Compensation

As required by Section 14A of the Exchange Act, the Company is seeking advisory stockholder approval of the compensation of its NEOs as disclosed in this Proxy Statement pursuant to the SEC's compensation disclosure rules. Stockholders are being asked to vote on the following advisory resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, compensation tables, and any related narrative discussion, is hereby APPROVED."

As described more fully in the "*Compensation Discussion and Analysis*" section of this Proxy Statement, the 2024 executive compensation program of the Company was designed to achieve the following key objectives:

- Align executive interests with those of stockholders by focusing management on the attainment of the Company's strategic objectives, rewarding long-term, value-creating growth and encouraging stock ownership;
- Attract, retain, focus, and reward highly motivated talent with strong team orientation and sense of accountability;
- Target total direct compensation consisting of salary, annual cash incentive and long-term equity-based incentive awards to be competitive with our peer group to encourage growth and scale, while recognizing key individual market, fairness and performance considerations, and drive realizable pay based on competitive performance;
- Support the building of a highly engaged, high performance culture with a strong shared talent mindset in support of a one-company philosophy as measured through the Company's employee engagement survey, and succession plans for key positions;
- Be performance-based, with variable pay constituting a significant portion of total compensation, with differentiated awards based on an executive's individual performance; and
- Encourage appropriate, and not excessive, risk taking and be simple to understand and administer.

The Compensation Committee and the Board of Directors believe that the design of the 2024 executive compensation program, and hence the compensation awarded to NEOs under the program, fulfilled these objectives. In particular, a significant portion of the compensation of the NEOs consisted of long-term equity incentive compensation that aligns their compensation with the interests of stockholders over the long term.

At the Company's 2024 Annual Meeting of Stockholders, stockholders voted in favor of holding an annual vote to approve the compensation of the Company's NEOs. In light of this vote, the Board determined that it would include an advisory vote to approve the compensation of the Company's NEOs every year. Accordingly, the next vote to approve the compensation of our NEOs is expected to be held at the Company's 2026 Annual Meeting of Stockholders.

Stockholders are urged to read the "Compensation Discussion and Analysis" section of this Proxy Statement, which discusses in detail how the Company's compensation approach implements the Company's compensation objectives.

While the results of the vote are non-binding and advisory in nature, the Compensation Committee and the Board of Directors intend to review and consider the results of the vote.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

# Executive Officers of the Company

Below is a list of our executive officers and their biographies (as of March 25, 2025).

## WILLIAM C. COBB



**Age 68**

**Chief Executive Officer, Chairman of the Board of Directors**

Mr. Cobb has served as the Chief Executive Officer of the Company since June 2022 and was appointed to the Board of Directors of the Company in October 2018, and serves as Chairman of the Board of Directors. Mr. Cobb served on the board of directors of Terminix from April 2018 until the Spin-off. From May 2011 through July 2017, Mr. Cobb served as President and Chief Executive Officer, and from August 2010 to July 2017 Mr. Cobb served as a director, of H&R Block, Inc., a provider of income tax return preparation and related services and products. From November 2000 to March 2008, Mr. Cobb served in various leadership roles at eBay, Inc., a global commerce and payments provider, including as President of eBay Marketplaces North America for four years and other senior management positions, including Senior Vice President and General Manager of eBay International and Senior Vice President of Global Marketing. Prior to joining eBay, Inc., Mr. Cobb held various marketing and executive positions at PepsiCo (and Tricon Global Restaurants when it was spun off in 1997) from 1987 to 2000. These positions included Senior Vice President and Chief Marketing Officer for Tricon International, Senior Vice President and Chief Marketing Officer at Pizza Hut, and Vice President, Colas at Pepsi Cola. Mr. Cobb currently serves on the board of directors and is a member of the audit and finance committee and the nominating and governance committee of Deluxe Corporation, a technology-enabled solution company supporting financial institutions and small businesses. [1] Mr. Cobb holds an undergraduate degree in Economics from the University of Pennsylvania and an M.B.A. from the Kellogg School of Management at Northwestern University.

[1] Mr. Cobb has notified Deluxe Corporation that he does not intend to stand for re-election to the Board of Directors at Deluxe Corporation's 2025 Annual Meeting of Stockholders.

## JESSICA P. ROSS



**Age 48**

**Senior Vice President and Chief Financial Officer**

Ms. Ross has served as the Senior Vice President and Chief Financial Officer of the Company since December 2022. Prior to joining Frontdoor, Ms. Ross served from March 2019 to December 2022 at Salesforce, Inc., a global leader in customer relationship management technology, in roles of increasing responsibility, most recently serving as Executive Vice President, Enterprise Strategy and Operational Excellence, and prior to that as Executive Vice President, Finance Chief Transformation Officer. From September 2017 to March 2019, Ms. Ross served as Vice President and Chief Accounting Officer of Stitch Fix, Inc., a leading online personal styling service. Ms. Ross's professional experience includes more than 20 years in progressive leadership roles in finance, including 12 years of public accounting experience at Arthur Anderson LLP and Deloitte & Touche LLP and executive finance leadership roles at Kaiser Permanente and The Gymboree Corporation. Ms. Ross is a Certified Public Accountant and holds a Bachelor's degree in Business Administration from U.C. Berkeley's Haas School of Business and an M.B.A. from The Wharton School of the University of Pennsylvania.

## JEFFREY A. FIARMAN



**Age 56**

**Senior Vice President, Chief Legal Officer and Secretary**

Mr. Fiarman is the Senior Vice President, Chief Legal Officer and Secretary since January 1, 2024, having joined the Company as the Senior Vice President, General Counsel and Secretary in August 2018. Prior to joining the Company, Mr. Fiarman served from July 2017 to August 2018 as general counsel for Wedgewood Pharmacy, the leading provider in the United States of customized medications devoted exclusively to animal health. Prior to joining Wedgewood Pharmacy, from September 2014 to July 2017, Mr. Fiarman advised startup companies and new business ventures, and co-founded an entrepreneurial venture focused on consumer wearable technology. From May 2013 until September 2014, Mr. Fiarman served as executive vice president, general counsel and secretary of IDEXX Laboratories, Inc., a global leader in pet healthcare innovation. While at IDEXX, he oversaw the company's global legal, compliance, business development, regulatory and quality assurance functions. Prior to IDEXX, from June 2000 until April 2013, Mr. Fiarman served in various leadership roles with WW International, Inc. (formerly, Weight Watchers International, Inc.), a leading provider of weight management services, including seven years as executive vice president, general counsel and secretary, during which he provided oversight for a broad range of legal, regulatory, intellectual property and risk management functions. While at WW, Mr. Fiarman also served as the first general counsel and a member of the founding leadership team for WW's internet business, the global cloud-based leader in consumer weight management services and products. Mr. Fiarman began his career as an attorney with Gibson, Dunn & Crutcher in Washington, D.C., specializing in corporate and tax law. Mr. Fiarman holds a Bachelor's degree in Economics from The Wharton School of the University of Pennsylvania and a Juris Doctorate from Columbia University School of Law.

## KATHRYN M. COLLINS



**Age 61**

**Senior Vice President, Chief Revenue Officer**

Ms. Collins has served as the Senior Vice President and Chief Revenue Officer since January 2024, having joined the Company in June 2022 as Senior Vice President and Chief Marketing Officer and served from June 2023 to December 2023 as the Chief Brand Officer. From March 2021 to June 2022, Ms. Collins served as Chief Sales and Marketing Officer for Government Employees Health Association, a not-for-profit association providing medical benefit plans to federal employees, retirees and their families. From July 2018 to July 2020, Ms. Collins was Chief Brand and Innovation Officer, and from July 2018 to December 2019, Chief Marketing Officer for Massage Envy, a nationwide wellness franchise company providing massage, stretch and skin care services. From January 2006 to January 2018, Ms. Collins served in various leadership roles of increasing responsibility, including as Chief Marketing and Strategy Officer and Vice President of Marketing for H&R Block, Inc., a provider of income tax return preparation and related services and products. From January 1992 to December 2005, Ms. Collins held several leadership positions with Lee Jeans, a lifestyle apparel company. Ms. Collins is a member of the board of directors and is chair of the nominating and corporate governance committee of American Enterprise, Inc., a mutual insurance holding company. Ms. Collins holds a Bachelor's in Science degree in Business and Marketing from Kansas State University and an M.B.A. from Arizona State University.

## EVAN A. IVERSON



**Age 48**

**Senior Vice President, Chief Operating Officer**

Mr. Iverson has served as the Senior Vice President and Chief Operating Officer since August 2024, having joined the Company in January 2019 as Vice President Operations, and served from August 2023 to December 2023, as Senior Vice President of Contractor Engagement and Chief Operations Officer from January 2024 to July 2024. From December 2015 to December 2018, Mr. Iverson served as Senior Product Manager in Global Fulfillment Services for Amazon.com, Inc., a multinational technology company focusing on e-commerce, cloud computing, online advertising, digital streaming, and artificial intelligence. From September 2009 to December 2015, Mr. Iverson served as Associate Principal of McKinsey & Company, a global management consulting firm committed to helping organizations accelerate sustainable and inclusive growth. From 2001 to 2007, Mr. Iverson began his career as a salesperson at Trane, a manufacturer of commercial and residential heating, ventilation, and air conditioning systems, along with building management systems and controls. Mr. Iverson holds a Bachelor's in Science degree in Chemical Engineering from Iowa State University, an M.B.A. from the University of Virginia Darden School of Business, and a Juris Doctor from the University of San Diego, School of Law.

# Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the "*Compensation Discussion and Analysis*" set forth in this Proxy Statement. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the "*Compensation Discussion and Analysis*" in this Proxy Statement.

Respectfully submitted,
Compensation Committee
Anna C. Catalano, Chair
Peter L. Cella
Liane J. Pelletier

# Compensation Discussion and Analysis

The Compensation Committee has the flexibility to establish appropriate compensation policies to attract and retain executives who are best positioned to execute on our business strategy.

Our NEOs for 2024 were:

- William C. Cobb, Chief Executive Officer and Chairman of the Board;
- Jessica P. Ross, Senior Vice President and Chief Financial Officer;
- Jeffrey A. Fiarman, Senior Vice President, Chief Legal Officer and Secretary;
- Kathryn M. Collins, Senior Vice President and Chief Revenue Officer; and
- Evan A. Iverson, Senior Vice President and Chief Operating Officer.

## Executive Summary

### Key Compensation Actions for Fiscal 2024

Our Compensation Committee took the following actions with respect to our fiscal 2024 executive compensation program for our NEOs:

- Aligned each executive's annual LTI opportunity to Company performance by structuring 50% of awards in the form of PSUs that are tied 50% to the aggregate of the Company's consolidated revenue for each fiscal year over the 3-year performance period ending on December 31, 2026 and 50% to the aggregate of the Company's consolidated Adjusted EBITDA measured for each fiscal year over the 3-year performance period ending on December 31, 2026; and 50% of awards in the form of RSUs;
- Determined that the payout under the AIP was 135.0% in the aggregate in accordance with the weightings applicable to each performance goal; and
- Certified performance with respect to previously granted performance awards, resulting in 0% vesting of 2019 PSUs, 57.4% vesting of 2022 PSUs and full vesting of 2022 and 2023 PSOs based on stock price appreciation.

## What We Do and Don't Do Within Our Executive Compensation Program

In designing our executive compensation program, our Compensation Committee has incorporated certain practices into the program and omitted certain other practices, as follows.

| What We Do | What We Don't Do |
|---|---|
| ✔ Pay for Performance | ✘ No Excessive Risk-Taking in Our Compensation Programs |
| ✔ Competitive Compensation/Peer Group Benchmarking | ✘ No Hedging, Pledging or Short Sales |
| ✔ Annual Compensation Risk Assessment | ✘ No Excessive Perquisites |
| ✔ Mandatory Executive Clawback Policy | ✘ No Backdating or Repricing of Stock Options |
| ✔ Stock Ownership Guidelines and Holdings Requirements | ✘ No Tax Gross-Ups, Except for Executive Relocation |
| ✔ Double Trigger Vesting for Equity Awards | |
| ✔ Independent Compensation Consultant | |

## Fiscal 2024 Performance Overview

Our Company, led by our NEOs, delivered another year of growth in 2024 and advanced key strategic objectives, including:

- Revenue increased 4% versus prior year to $1.84 billion;
- Gross Profit Margin increased 410 basis points versus prior year to 54%;
- Net Income increased 37% versus prior year to $235 million;
- Diluted earnings per share increased 42% versus prior year to $3.01;
- Customer retention rate improved 230 basis points versus prior year to 78.5%[1];
- Adjusted EBITDA[2] increased 28% versus prior year to $443 million;
- Acquired 2-10 HBW, increasing the number of home warranties and expanding into new structural warranties;
- Re-launched the American Home Shield brand and launched the new AHS app; and
- Completed a new $1.47 billion credit facility.

(1) Customer retention rate is presented on a rolling 12-month basis in order to avoid seasonal anomalies. As of December 31, 2024, including 2-10 HBW, the customer retention rate was 79.9 percent.

(2) See page 5 of this Proxy Statement for a definition of Adjusted EBITDA and source for a reconciliation to net income and additional information about our revenue conversion and customer retention rate.

# Objectives of Our Executive Compensation Program

Our compensation plans for executives (including the NEOs) are designed to:

- Align executive interests with those of stockholders by focusing management on the attainment of the Company's strategic objectives, rewarding long-term, value-creating growth and encouraging stock ownership;
- Attract, retain, focus, and reward highly motivated talent with strong team orientation and sense of accountability;
- Target total direct compensation consisting of salary, annual cash incentive and long-term equity-based incentive awards to be competitive with our peer group to encourage growth and scale, while recognizing key individual market, fairness and performance considerations, and drive realizable pay based on competitive performance;
- Support the building of a highly engaged, high performance culture with a strong shared talent mindset in support of a one-company philosophy as measured through the Company's employee engagement survey, and succession plans for key positions;
- Be performance-based, with variable pay constituting a significant portion of total compensation, with differentiated awards based on an executive's individual performance; and
- Encourage appropriate, and not excessive, risk taking and be simple to understand and administer.

We believe that our pay actions for 2024 and the programs we have established fully reflect these objectives.

# Elements of Executive Compensation, Including for NEOs

We believe it is necessary for our executive compensation program to be attractive to compete in the national market for executive talent and that our program must support our growth strategy and business objectives. As a result of this focus, we rely on competitive pay practices, and individual and business performance in determining the compensation of our executives. In making these compensation determinations, we also consider historical individual compensation levels and historical Company payout levels for annual cash incentives. The executive compensation program and underlying philosophy are reviewed at least annually to determine what, if any, modifications should be considered.

Each of these elements, discussed in more detail further below, plays an integral role in our balancing of executive rewards over short- and long-term periods and our ability to attract and retain key executives. We believe the design of our executive compensation program creates alignment between performance achieved and compensation awarded and motivates achievement of both annual goals and sustainable long-term performance.

## Policies and Practices Relating to Awards of Stock Options

Awards of our long-term equity incentives are generally granted each year on a pre-determined schedule, specifically the last Monday in March, or in limited circumstances in connection with a sign-on event as needed. None of our NEOs received stock options or stock appreciation rights in fiscal 2024. Equity awards, including stock options, are not granted in anticipation of the release of material non-public information, and the Company does not time the release of material non-public information for the purpose of affecting the value of executive compensation.

## Components of Executive Compensation Program

The following chart describes in detail the individual pay components of our executive compensation program, the role of each component and the key characteristics and considerations of each component.

| Pay Component | Role | Key Characteristics and Considerations |
|---|---|---|
| **Salary** | • Fixed portion of annual cash pay<br>• Attract and retain highly qualified executives<br>• Recognize individual performance | • Value of role in competitive marketplace<br>• Value of role to the Company<br>• Skills, experience and future potential of executives<br>• Performance of the executive<br>• Difficulty of replacing the executive |
| **Annual Incentive Plan**<br>• Cash-Based Payouts | • Variable, at-risk portion of annual cash pay<br>• Motivate executives to achieve short-term Company performance goals that support our long-term strategy | • Goals tied to key financial and strategic indicators of the Company's success<br>• Balance between short- and long-term business drivers<br>• Remaining competitive with the markets in which the Company competes for talent |
| **Long-term Equity Incentives**<br>• RSUs<br>• PSUs<br>• Stock Options<br>• PSOs | • Motivate achievement of long-term performance goals<br>• Facilitate equity ownership to align interests of executives with stockholders<br>• Encourage retention of key talent | • Realized value on specific Company performance metric(s) and/or stock performance<br>• Awards with vesting periods that stretch over multiple fiscal years to create balance between short- and long-term objectives<br>• Remaining competitive with the markets in which the Company competes for talent |
| **Sign-on Awards**<br>• Cash Awards<br>• RSUs<br>• Stock Options | • Enable the successful recruitment of talented executives | • Cash and/or equity awards applied on a case-by-case basis to certain executives as an inducement to join the Company and to remain competitive with the markets in which the Company competes for talent, and in the case of equity awards, alignment with stockholders<br>• Equity awards are time-vested |

| Pay Component | Role | Key Characteristics and Considerations |
|---|---|---|
| **Benefits, Perquisites and Severance Protection** | • Support the health and well-being of our executives and employees<br>• Provide the opportunity for our executives and employees to save on a tax-favored basis<br>• Attract and retain qualified executives by ensuring that our benefit programs are competitive | • Health and welfare and retirement benefits for executives are the same as those for all employees<br>• Benefits, perquisites, and severance protection for executives based on competitive marketplace considerations<br>• Consistent with standards of good governance |

# Determination of Executive Compensation

## Role of the Compensation Committee and Management

The role of our Compensation Committee is to assist our Board of Directors in the discharge of its responsibilities relating to our executive compensation program. The Compensation Committee is responsible for establishing, administering and monitoring our policies governing the compensation for our executive officers, including determining salaries and short- and long-term incentive awards.

The Compensation Committee will determine the CEO's compensation and report and discuss the approved compensation with our Board of Directors. Our CEO will recommend to the Compensation Committee compensation for our other executive officers based on his assessment of each executive officer's area of responsibility, individual performance, overall contribution and prevailing marketplace conditions. Our CEO provides input to the Compensation Committee regarding compensation mix, incentive plan design, pay levels and inducement packages pertaining to the recruitment of new executives. These items were assessed by the Compensation Committee, with input from the Compensation Committee's independent compensation consultant, and considered by the Compensation Committee as part of its evaluation of our executive compensation program design. Our CEO will continue to play an active role in evaluating our executive leadership team and determining their compensation in support of the Compensation Committee's activities. However, the CEO does not play a role in determining his own compensation.

## Role of the Independent Compensation Consultant

The Compensation Committee engaged Meridian as its independent compensation consultant for 2024. During the compensation planning process, the Compensation Committee expects its compensation consultant to provide analysis, recommendations, and advice that will inform the Compensation Committee's decisions. Meridian's services include, but are not limited to: (i) providing market pay comparisons pertaining to the Company's executives; (ii) assisting in the design and implementation of executive incentive plans to ensure appropriate linkage to stockholder value creation; (iii) updating the Compensation Committee on governance trends relating to executive compensation; and (iv) reviewing various proposals presented by management to the Compensation Committee on executive compensation matters. Pursuant to SEC rules, the Compensation Committee has assessed the independence of Meridian and has concluded that Meridian, and the individual compensation advisers employed by Meridian, are independent and have no conflicts of interests that would prevent Meridian from independently providing services to the Compensation Committee.

## Peer Group

In July, 2023, the Compensation Committee completed a review of our 2023 peer group for 2024 compensation. The Compensation Committee considered the Company's increased focus on non-warranty services and examined changes in the business or performance of these companies from the prior year. The Compensation Committee considered a number of factors, beginning with company size. The Compensation Committee then filtered the potential peer group companies for similarities in operations, including core peer companies, which generally reflect our core business in the specialized consumer services industry, and emerging peer companies, which generally reflect new technology-focused, on-demand home services businesses or products. The Compensation Committee also considered our current peer companies and reverse peers, and then assessed the potential peer companies for qualitative factors such as profitable growth, home/real estate services, tech/digitally enabled, recurring revenue model, local network-based, platform-enabled, business-to-consumer and pay practices. Based on these factors, the Compensation Committee determined that three 2023 peer group companies should be removed due to acquisition activities in early 2023 and approved the addition of two emerging peers and one core peer, as each met the above criteria. Accordingly, our peer group for 2024 compensation was comprised of the companies in the following table, which companies have revenues generally ranging from 0.4 to 4.2 times the revenue of the Company.

| 2024 Peer Group | |
|---|---|
| ADT Inc. | H&R Block, Inc. |
| Alarm.com Holdings, Inc. | OPENLANE, Inc. |
| Angi Inc. | Redfin Corporation |
| Anywhere Real Estate Inc. | RB Global, Inc. |
| Black Knight, Inc. | WW International, Inc. |
| CarGurus, Inc. | Yelp Inc. |
| Cars.com Inc. | Zillow Group, Inc. |
| FirstService Corporation | |

In July, 2024, the Compensation Committee completed a review of our 2024 peer group for 2025 compensation. The Compensation Committee considered and approved the removal of the "core" and "emerging" bifurcation and a pivot to a more streamlined approach focusing on companies with business model similarities, while still prioritizing technology-focused or technology-enabled companies. The Compensation Committee determined that four companies be removed, and six companies be added, to the Company's peer group for 2025 compensation, after considering the reasoning for the changes and background on each company, as well as companies that were considered but not recommended for inclusion in the 2025 peer group. Accordingly, our peer group for 2025 compensation will be comprised of the companies in the following table, which companies have revenues generally ranging from 0.5 to 3.3 times the revenue of the Company.

| 2025 Peer Group | |
|---|---|
| ADT Inc. | OPENLANE, Inc. |
| Alarm.com Holdings, Inc. | Redfin Corporation |
| Angi Inc. | RB Global, Inc. |
| Brightview Holdings, Inc. | Rollins, Inc. |
| CarGurus, Inc. | Tripadvisor, Inc. |
| Chemed Corporation | Unifirst Corporation |
| First American Financial Corporation | Yelp Inc. |
| FirstService Corporation | Zillow Group, Inc. |
| H&R Block, Inc. | |

The appropriateness of the companies comprising the peer group will be reassessed annually, and any changes to the composition of the group will be subject to approval by the Compensation Committee.

## Prior Year Say on Pay Vote

In 2024, the Compensation Committee considered the outcome of the stockholder advisory vote on 2023 executive compensation when making decisions relating to the compensation of our NEOs and our executive compensation program and policies. At the 2024 Annual Meeting, over 95% of the votes were cast in favor of the non-binding, advisory vote on the 2023 compensation paid to our NEOs. See *"Corporate Governance— Corporate Governance Practices and Policies—Stockholder Engagement"* for additional information about our stockholder engagement during 2024.

## Components of 2024 Compensation

A significant portion of the 2024 total direct compensation for our executives consisted of variable, at-risk compensation. The following charts illustrate the proportional components of 2024 compensation for our CEO, and the average proportional components of 2024 compensation for our other NEOs, as well as a percentage of overall, variable, at-risk compensation. For purposes of the charts below, variable, at-risk total direct compensation includes the 2024 AIP award at target and long-term equity incentive award dollar value at target.

The Compensation Committee determined the salary and incentive compensation opportunities for fiscal 2024 for Messrs. Cobb, Fiarman, and Iverson, and Mses. Ross and Collins in February 2024, and again in July 2024 when Mr. Iverson was promoted to Chief Operating Officer. In each case, the Compensation Committee considered data regarding compensation for the Company's peer group for 2024, third-party salary survey information, and the Company's business strategy, as well as input from Meridian, stockholders, and with respect to executives other than himself, Mr. Cobb, as discussed above.



CEO
10% Salary
13% AIP at Target
38% RSUs
90% Total At Risk
77% Long Term Equity
38% PSUs

Average Other NEOs
24% Salary
29% RSUs
76% Total At Risk
59% Long Term Equity
18% AIP at Target
29% PSUs

* Sums may not add up due to rounding.

The Compensation Committee annually reviews the salaries of our executives, which includes our executive officers and other members of the senior leadership team. The Compensation Committee may take into account various factors when considering annual merit increases, including:

- Competitive practice among the Company's peer group, as well as general industry practice;
- The Company's financial performance in the prior year and expectations for the coming year;
- The impact that increased fixed costs will have on the ability to meet the Company's annual operating plan;
- Individual proficiency and experience; and
- Internal pay equity.

In February 2024, the Compensation Committee determined to increase the salary of Ms. Ross (from $600,000) and Mr. Fiarman (from $540,000), effective April 1, 2024, to reflect competitive practice among the Company's peer group, as well as Ms. Ross's and Mr. Fiarman's proficiency, experience and contributions to the Company. The Compensation Committee determined that the salary for Mr. Cobb would remain the same and the salaries of Ms. Collins and Mr. Iverson, who were each newly appointed in their roles as Chief Revenue Officer and Chief Operations Officer commencing on January 1, 2024, respectively, would remain unchanged for fiscal 2024, as each was set within a competitive market range and reflected competitive practice among the Company's peer group, as well as general industry practice and individual proficiency and experience. Mr. Iverson's salary was increased in August 2024 upon his promotion to the expanded role of Chief Operating Officer with expanded responsibilities.

The following table sets forth information regarding the 2024 salaries for our NEOs in 2024.

| Named Executive Officer | Salary as of December 31, 2024 |
|---|---|
| Mr. Cobb | $ 825,000 |
| Ms. Ross | $ 625,000 |
| Mr. Fiarman | $ 560,000 |
| Ms. Collins | $ 500,000 |
| Mr. Iverson | $ 550,000 |

# Annual Cash Incentive Awards

## 2024 Annual Incentive Plan Design

In February 2024, the Compensation Committee approved an annual incentive bonus plan for 2024 that was designed to reward the achievement of specific pre-set financial and strategic results measured over the 2024 fiscal year. The Compensation Committee determined that, consistent with prior fiscal years, the AIP bonus awards for 2024 would be calculated based on the NEO's eligible earnings, or base salary paid to the NEO, during fiscal 2024.

In February 2024, the Compensation Committee determined to make no change to the AIP bonus targets for Mses. Ross and Collins and Mr. Iverson, as it was determined that their targets were in line with their peer benchmarks. The Compensation Committee increased the AIP bonus targets for Messrs. Cobb (from 120%) and Fiarman (from 60%) to bring their targets in line with their peer benchmarks. Mr. Iverson's AIP bonus target was increased by the Compensation Committee in July 2024 from 65% to 70% in line with his August 1, 2024 promotion, and expansion of responsibilities, as our Chief Operating Officer.

The target bonus approved by the Compensation Committee for each NEO for 2024 is listed in the table below.

| Named Executive Officer | AIP 2024 Annual Incentive Target as a Percentage of Eligible Earnings |
|---|---|
| William C. Cobb | 125% |
| Jessica P. Ross | 90% |
| Jeffrey A. Fiarman | 65% |
| Kathryn M. Collins | 70% |
| Evan A. Iverson[1] | 67% |

(1) Mr. Iverson's 2024 AIP target bonus is 67.3%, which reflects a blend of 65%, his target bonus rate from January 1, 2024 to July 31, 2024 and 70%, his target bonus rate after being promoted to Chief Operating Officer on August 1, 2024.

The Compensation Committee determined that incentives under the 2024 AIP would be based on our performance with respect to the following performance goals and weightings:

(i) two financial performance goals consisting of revenue (35%) and Adjusted EBITDA (35%); and

(ii) one strategic performance goal (30%) relating to the successful relaunch of the American Home Shield brand, monetization of the Frontdoor offerings and definition of a foundational data and system architecture plan for the Company.

The Compensation Committee determined that each of the metrics was appropriate to motivate the NEOs to lead the Company and to deliver on annual growth in support of the Company's long-term strategy.

For each performance measure, the Compensation Committee approved that the achievement factor will be determined by measuring actual performance against threshold, target and maximum goals based on a scale that provides for a payout of 25% for threshold performance, 100% for target performance and 200% for maximum performance. In establishing the goals, the committee considered actual performance measured for 2023, the Company's operating plan for 2024 and short- and long-term business drivers for the Company. The following table sets forth the financial performance goals, including threshold, target and maximum performance levels, and the respective weightings of the financial performance goals under the 2024 AIP.

| Financial Performance Goal | Threshold (25%) | | Target (100%) | | Maximum (200%) | | Weighting |
|---|---|---|---|---|---|---|---|
| Revenue | $ | 1.780 billion | $ | 1.843 billion | $ | 1.907 billion | 35% |
| Adjusted EBITDA | $ | 330 million | $ | 359 million | $ | 415 million | 35% |

## 2024 Annual Incentive Plan Determinations

In February 2025, the Compensation Committee assessed our performance against the 2024 AIP financial performance goals. For actual performance between the specified threshold, target and maximum levels, the resulting achievement factor was calculated on a linear interpolation basis. The weighted achievement factor for each performance goal was then determined by multiplying the weight attributed to each performance goal by the achievement factor for such goal based on the Company's fiscal 2024 performance. The levels of achievement attained, achievement factors and the weighted achievement factors for the financial performance goals are listed in the table below.

| Financial Performance Goal | 2024 Results | | 2024 Results as a % of Target | 2024 Achievement Factor | 2024 Weighted Achievement Factor |
|---|---|---|---|---|---|
| Revenue | $ | 1.843 billion | 100.0% | 100.0% | 35.0% |
| Adjusted EBITDA[1] | $ | 443 million | 123.6% | 200.0% | 70.0% |

(1) Adjusted EBITDA under the 2024 AIP is calculated in the same manner as described in the Part II, Item 7 section of our Annual Report on Form 10-K for fiscal year ended December 31, 2024.

With respect to the satisfaction of the strategic objectives goal, which focused on the successful relaunch of the American Home Shield brand, monetization of the Frontdoor offerings and definition of a foundational data and system architecture plan for the Company, considering among other things, such factors as the timeliness of product launches, the number of mobile application downloads and product units sold, and customer retention rate, the Compensation Committee determined that we achieved 2024 actual results as a percentage of target of 100.0%, resulting in a weighted achievement factor of 30.0% for this goal.

The Compensation Committee then determined that Company overall performance under the 2024 AIP was 135.0% in accordance with application of the weightings applicable to each of the financial and strategic performance goals.

## 2024 Annual Incentive Plan Payout

Actual amounts paid under the 2024 AIP bonus are calculated by multiplying each NEO's 2024 eligible earnings by (i) the executive's 2024 AIP bonus target annual cash incentive opportunity (which is reflected as a percentage of eligible earnings) and (ii) the executive's weighted achievement factor.

Accordingly, in February 2025, the Compensation Committee awarded Messrs. Cobb, Fiarman and Iverson, and Mses. Ross and Collins 2024 AIP bonuses as set forth in the following table.

| Named Executive Officer | 2024 AIP Eligible Compensation | | AIP Annual Incentive Target as of Percentage of Eligible Earnings | 2024 AIP Eligible Bonus Payout Factor | 2024 AIP Bonus Payouts | |
|---|---|---|---|---|---|---|
| Mr. Cobb | $ | 825,000 | 125% | 168.75% | $ | 1,392,188 |
| Ms. Ross | $ | 618,750 | 90% | 121.50% | $ | 751,781 |
| Mr. Fiarman | $ | 555,000 | 65% | 87.75% | $ | 487,013 |
| Ms. Collins | $ | 500,000 | 70% | 94.50% | $ | 472,500 |
| Mr. Iverson[1] | $ | 506,250 | 67.3%[1] | 90.80% | $ | 459,703 |

(1) Mr. Iverson's 2024 AIP target bonus reflects a blend of 65%, his target rate from January 1, 2024 to July 31, 2024 and 70%, his target bonus rate after being promoted to Chief Operating Officer on August 1, 2024.

# Long-Term Equity Incentive Awards

## 2024 Annual Awards

To reinforce the Company's performance and growth agenda, in February 2024, the Compensation Committee determined to grant PSUs for 50% of the long-term equity incentive awards and time-vested RSUs for the remaining 50% of the long-term equity incentive awards for Messrs. Cobb, Fiarman and Iverson, and Mses. Ross and Collins. The Compensation Committee believes that PSUs create strong alignment with stockholder interests since value is delivered only in the event that the performance metrics are met, which require significant increases in our revenue and Adjusted EBITDA. Meanwhile, time-vested RSUs balanced the performance orientation of PSUs with the objectives of real equity ownership and retention.

In February 2024, the Compensation Committee also approved the target dollar value of long-term equity incentive awards to be granted to each of our NEOs. In determining the target dollar value of these awards, the Compensation Committee considered data regarding compensation for the Company's 2024 peer group, as well as third-party salary survey information and the Company's business strategy, as well as input from Meridian, stockholders, and with respect to executives other than himself, Mr. Cobb.

The table below summarizes the annual long-term equity incentive awards that were granted on March 25, 2024 to each of the NEOs in 2024.

| Named Executive Officer | Total Annual Equity Award Dollar Values | Target PSU Dollar Values | Target Number of PSUs | RSU Dollar Values | Number of RSUs |
|---|---|---|---|---|---|
| Mr. Cobb | $ 6,200,000 | $ 3,100,000 | 97,027 | $ 3,100,000 | 97,027 |
| Ms. Ross | $ 1,800,000 | $ 900,000 | 28,169 | $ 900,000 | 28,169 |
| Mr. Fiarman | $ 1,500,000 | $ 750,000 | 23,474 | $ 750,000 | 23,474 |
| Ms. Collins | $ 1,200,000 | $ 600,000 | 18,779 | $ 600,000 | 18,779 |
| Mr. Iverson | $ 1,000,000 | $ 500,000 | 15,649 | $ 500,000 | 15,649 |

The target PSU dollar values were converted into a target number of PSUs based on the closing price of the Company's Common Stock on the Nasdaq on the trading day that immediately preceded the grant date, rounded to the nearest whole share. The terms and conditions of the PSUs provide that the PSUs will generally vest and be payable on the third anniversary of the grant date (i.e. on March 25, 2027) subject to the Company achieving certain specified aggregate revenue performance goals (50% of the PSU award) and specified aggregate Adjusted EBITDA performance goals (50% of the PSU award) measured over the three-year performance period commencing on January 1, 2024 and ending on December 31, 2026, subject to the executive's continued service through the applicable vesting date. The total number of PSUs that vest will range from 0% to 200% of each target as determined by measuring accumulated aggregate performance at the end of the performance period on December 31, 2026 against the specified revenue and Adjusted EBITDA performance goals based on a pre-established scale, provided that to the extent the performance achieved is in between two performance goal levels, the earned percentage shall be determined based on linear interpolation.

The target RSUs dollar values were converted into a number of RSUs based on the closing price of the Company's Common Stock on the Nasdaq on the trading day that immediately preceded the grant date, rounded to the nearest whole share, and will vest over three years in equal annual installments on the first three anniversaries of the grant date, subject to the executive's continued service through the vesting date.

If the executive's employment terminates upon death or disability during the performance period, the PSUs will vest and be paid out at target. If the executive's employment terminates upon death or disability within 30 days of the end of the performance period, the greater of target or the actual performance measurement will be applied. If the executive's employment or service is terminated without cause or the executive terminates his employment or service for good reason, a pro-rata portion of the PSUs will continue to vest until the third anniversary of the grant date based on actual Company performance. Upon a change in control during the performance period, unless an alternative award is provided, the PSUs will be considered earned at target, or if the change of control occurs within the last 12 months of the performance period, at the greater of target earned and projected earnings. The post-termination vesting for RSUs will be substantially the same as the rights that apply to RSUs previously granted to the NEOs. The terms and conditions of each of the PSU and RSU awards provide that Mr. Cobb shall not be deemed to have incurred a termination should he continue to serve as a director of the Company.

Post-termination vesting for PSUs and RSUs are described further below under the heading *"Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Equity Awards."*

# Determinations of Prior Performance-Based Equity Compensation Awards

## 2019 PSU Award

In March 2019, Mr. Fiarman was awarded 12,471 PSUs under the 2018 Plan as a part of his fiscal 2019 compensation. On April 25, 2024, after reviewing the Company performance measured against the market goal (weighted average market capitalization or WAMC), representing 50% of the total award, and the revenue goal, representing 50% of the total award, each as measured over four consecutive quarters, the Compensation Committee certified that the performance milestone goals were below the threshold level for each goal. Following the performance certification by the Compensation Committee, the 12,471 PSUs awarded to Mr. Fiarman were forfeited without payment therefor.

## 2022 PSU Award

In June 2022, Mr. Cobb, and in March 2022, Mr. Fiarman, were awarded 35,368 and 18,737 PSUs, respectively, under the 2018 Plan as part of their fiscal 2022 compensation. On February 19, 2025, after reviewing the Company performance measured against the aggregate revenue goal measured over the four fiscal quarters of 2024, the Compensation Committee certified that the performance milestone goal was achieved between the threshold and target levels as follows:

| Goal | Threshold (50%) | Target (100%) | Above Target (150%) | Maximum (200%) | Actual Results | Actual Results |
|---|---|---|---|---|---|---|
| Revenue (Aggregate Fiscal 2024) | $ 1.801 billion | $ 2.086 billion | $ 2.189 billion | $ 2.289 billion | $ 1.843 billion | 57.4% |

Following the performance determination by the Compensation Committee, Mr. Cobb will receive 20,301 shares on the June 1, 2025 vest date and Mr. Fiarman received 10,755 shares on the March 28, 2025 vest date.

## 2022 PSO Award

In June 2022, Messrs. Cobb and Fiarman were awarded PSOs with an exercise price of $24.72 under the 2018 Plan as part of their fiscal 2022 performance-based compensation. The terms and conditions of the PSOs provided vesting upon the achievement of price targets based on the volume-weighted average price ("VWAP") of our Comon Stock over any 20 consecutive trading day period as reflected on the Nasdaq and satisfaction of a time-based service condition one year from the date of grant. The service condition was satisfied on June 1, 2023 and VWAP goals were reached and certified by the Compensation Committee as follows:

| VWAP Goal | Performance Certification Date | Mr. Cobb PSOs | Mr. Fiarman PSOs |
|---|---|---|---|
| $35 | August 18, 2023 | 49,226 | 7,595 |
| $40 | August 9, 2024 | 50,505 | 7,792 |
| $45 | September 23, 2024 | 42,505 | 8,101 |
| Total PSOs | | 152,236 | 23,488 |

## 2023 PSO Award

In March 2023, Messrs. Cobb, Fiarman and Iverson and Mses. Ross and Collins were awarded PSOs with an exercise price of $26.42 under the 2018 Plan as part of their fiscal 2023 performance-based compensation. The terms and conditions of the PSOs provided vesting upon the achievement of price targets based on the VWAP of our Common Stock over any 20 consecutive trading day period as reflected on the Nasdaq and satisfaction of a time-based service condition one year from the date of grant. The service condition was satisfied on March 27, 2024 and VWAP goals were reached and certified by the Compensation Committee as follows:

| VWAP Goal | Performance Certification Date | Mr. Cobb PSOs | Ms. Ross PSOs | Mr. Fiarman PSOs | Ms. Collins PSOs | Mr. Iverson PSOs |
|---|---|---|---|---|---|---|
| $32.23 | April 25, 2024 | 55,709 | 17,219 | 15,193 | 10,129 | 6,077 |
| $35.14 | April 25, 2024 | 86,101 | 26,613 | 23,482 | 15,655 | 9,393 |
| $38.31 | August 9, 2024 | 122,646 | 37,909 | 33,449 | 22,299 | 13,380 |
| Total PSOs | | 264,456 | 81,741 | 72,124 | 48,083 | 28,850 |

# Fiscal 2025 Executive Compensation

In February 2025, the Compensation Committee determined the salary and incentive compensation opportunities for our executives for 2025. The Compensation Committee considered data regarding compensation for the Company's peer group for 2025, as well as third-party salary survey information, the Company's business strategy and prior feedback from stockholders related to the Company's executive compensation program, as well as input from Meridian, and with respect to executives other than himself, Mr. Cobb.

The Compensation Committee approved increases of $35,000, $15,000 and $30,000 to the salaries for Mr. Cobb, Mr. Fiarman and Ms. Collins, respectively, effective in April 2025. The Compensation Committee approved increases to 70%, 75% and 75%, for Mr. Fiarman, Ms. Collins and Mr. Iverson, respectively, to the annual incentive plan opportunities, as a percentage of eligible earnings for fiscal 2025. The Compensation Committee approved long-term equity incentive awards, consisting of 50% PSUs and 50% RSUs, having aggregate grant date fair values of $6,400,000, $1,800,000, $1,600,000, $1,500,000, and $1,500,000 for Mr. Cobb, Ms. Ross, Mr. Fiarman, Ms. Collins and Mr. Iverson, respectively, to be granted in March 2025. The terms and conditions of the PSUs are tied to pre-set 3-year financial goals relating to revenue (relating to 50% of the total PSU award) and Adjusted EBITDA (relating to 50% of the total PSU award), with a minimum achievement level of 0% and a maximum achievement level of 200%.

# Additional Information about Our Compensation Practices

## Sign-on, Retention and Discretionary Bonuses

From time to time, we may award sign-on, retention and discretionary bonuses, in the form of cash, RSUs or stock options, to attract or retain executive talent. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers.

## Employment Agreements

Mr. Cobb was hired to serve as our CEO pursuant to an employment agreement with us dated May 19, 2022 and commenced employment on June 1, 2022. Ms. Ross was hired to serve as our Senior Vice President and CFO with us pursuant to an offer letter dated December 1, 2022 and commenced employment on December 30, 2022. Mr. Fiarman was hired to serve as our Senior Vice President, Chief Legal Officer and Secretary pursuant to an offer letter dated July 5, 2018 and commenced employment on August 27, 2018. The material terms of Mr. Cobb's employment agreement and Ms. Ross' offer letter are described below under *"Executive Compensation Tables—Grants of Plan-Based Awards for Fiscal 2024—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreement."*

## Retirement Benefits

Our employees, including the NEOs, are generally eligible to participate in the Frontdoor, Inc. 401(k) Plan (the "Frontdoor 401(k) Plan"), as it may be amended from time to time. The Frontdoor 401(k) Plan is a tax qualified 401(k) defined contribution plan. We made a "safe harbor" matching contribution for our employees who contributed during the 2024 plan year.

## Employee Benefits and Executive Perquisites

We offer a variety of health and welfare programs to all eligible employees, including the NEOs. The NEOs are eligible for the same health and welfare benefit programs on the same basis as the rest of our employees, including medical, dental and vision care coverage; life insurance coverage; short- and long-term disability; accidental death and dismemberment; and legal services. In addition, pursuant to our 2019 Employee Stock Purchase Plan (the "ESPP"), eligible employees, including the NEOs, may purchase Common Stock, subject to Internal Revenue Service limits, during specified offering periods at a purchase price equal to 85% of the closing price per share on the day preceding the last day of the applicable offering period.

We limit the use of perquisites as a method of compensation and provide executive officers with only those perquisites that we believe are reasonable and consistent with our compensation goal of enabling us to attract and retain superior executives for key positions. We generally do not provide our NEOs with tax gross-up payments except in limited business-related circumstances, such as payments under our executive relocation policy.

## Post-Termination Compensation

Our Compensation Committee has approved an executive severance policy (the "Severance Policy") to provide severance benefits to certain eligible executives of the Company, including the NEOs, who experience a termination of employment under certain conditions. Notwithstanding the adoption of the Severance Policy, if at any time the NEO is subject to any existing agreement with the Company providing for severance benefits, the NEO shall be entitled to the better of the amounts payable under the Severance Policy or the amounts otherwise payable under the existing agreement. Messrs. Cobb, Fiarman and Iverson, and Mses. Ross and Collins, each have a severance arrangement with us, either as part of their employment agreement, in the case of Mr. Cobb, or offer letter, in the cases of Mr. Fiarman and Ms. Ross. The severance benefits to which Messrs. Cobb and Fiarman and Ms. Ross are entitled are described in detail below under the heading "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements." For a description of the potential vesting of outstanding equity awards that may occur in connection with certain termination events, see "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Equity Awards" below.

# Clawback Policies

Our Compensation Committee has adopted a mandatory clawback policy applicable to our NEOs, Section 16 officers and certain other executives, in accordance with Nasdaq listing standards implementing Exchange Act Rule 10D-1 (the "Executive Clawback Policy"). The Executive Clawback Policy requires the Company to claw back from current and former executives certain incentive compensation received by the executives on or after October 2, 2023, in the event that the Company is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under federal securities laws, if the compensation received by the executives exceeded the amount that would have been received had the compensation been determined based on the restated financial statements. The policy applies to all "incentive compensation," which includes any compensation received by covered executives that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, as defined in the listing standards. Under the Executive Clawback Policy, the Company's obligation to claw back such erroneously awarded compensation is mandatory, subject to limited exceptions, and must be applied to each covered executive, regardless of fault with respect to the restatement.

The Company also has a broad-based Clawback Policy that provides the Compensation Committee with the discretion to claw back certain performance-based compensation and associated stock transaction proceeds earned, vested or otherwise received (i) during the three years preceding the Company's conclusion that the financial statements contained a material error or the date a court, regulator, or other legally authorized body directs the Company to restate its financial statements to correct a material error if the employee's misconduct caused or materially contributed to the restatement; or (ii) during the 12 months prior to the Compensation Committee's determination that even if a financial restatement has not occurred, the employee engaged in willful and serious misconduct that was injurious to us or our subsidiaries.

# Stock Ownership Guidelines

Our Board of Directors has adopted stock ownership guidelines for NEOs, certain other executives of the Company and members of the Board, in order to further align the interests of our directors and such executives with our stockholders. Under these guidelines, such executives and non-employee directors are expected to own shares of our Common Stock, including the tax-effected dollar equivalent value of certain outstanding equity awards (calculated as 55% of the shares underlying RSU or PSU awards or the spread value of any outstanding option awards), in the amounts set forth below, calculated on December 31, 2024.

| Role | Multiple |
|---|---|
| CEO | 6 times annual base salary |
| Other NEO and Specified Executives | 3 times annual base salary |
| Non-Employee Directors | 5 times annual cash retainer |

Shares that are counted toward meeting the guidelines include shares of our Common Stock owned by the directors and executives, and also include the tax-effected dollar equivalent value of unvested RSUs, the tax-effected dollar equivalent value of the spread for vested and unvested stock options, the tax-effected dollar equivalent value of the spread for PSOs (only to the extent the applicable performance metric(s) have been achieved), and the tax-effected dollar equivalent value of unvested PSUs (only to the extent the applicable performance metric(s) have been achieved), at the percentage of target that has been met. Use of tax-effected values for outstanding awards provides an approximation of the executive's potential ownership and further demonstrates alignment with our stockholders.

Under these guidelines, unless otherwise approved by the Board of Directors, such executives and non-employee directors are required to retain 100% of any shares of our Common Stock they acquire until their ownership requirements are satisfied and, thereafter, must remain in compliance with such requirements upon completion of any disposition of shares of our Common Stock. The guidelines do not establish a time period by which ownership levels must be achieved.

# Prohibitions on Short Sales, Hedges and Pledges

We prohibit short sales, hedging, trading on margin and pledging in our equity securities by our directors, officers and employees. See "*Corporate Governance—Corporate Governance Practices and Policies—Certain Securities Transactions*" for more information.

# Executive Compensation Tables

## Summary Compensation Table

The table below summarizes the compensation paid to or earned by each of our NEOs for the years indicated.

| Name and Principal Position | Fiscal Year | Salary[1] | Bonus | Stock Awards[2] | Option Awards | Non-Equity Incentive Plan Compensation[3] | All Other Compensation | Total |
|---|---|---|---|---|---|---|---|---|
| **William C. Cobb** Chief Executive Officer and Chairman of the Board | 2024 | $ 825,000 | $ — | $ 6,200,026 | $ — | $ 1,392,188 | $ 12,075 [4] | $ 8,429,289 |
| | 2023 | $ 825,000 | $ — | $ 2,750,005 | $ 2,750,002 | $ 1,554,300 | $ 11,550 | $ 7,890,857 |
| | 2022 | $ 481,250 | $ — | $ 2,500,012 | $ 1,742,945 | $ 367,290 | $ 73,250 | $ 5,164,747 |
| **Jessica P. Ross** Senior Vice President and Chief Financial Officer | 2024 | $ 618,750 | $ — | $ 1,800,000 | $ — | $ 751,781 | $ 4,225 [4] | $ 3,174,756 |
| | 2023 | $ 600,000 | $ — | $ 850,011 | $ 850,001 | $ 847,800 | $ 121,048 | $ 3,268,860 |
| | 2022 | $ 2,273 | $ 775,000 | $ 99,998 | $ — | $ — | $ — | $ 877,271 |
| **Jeffrey A. Fiarman** Senior Vice President, Chief Legal Officer and Secretary | 2024 | $ 555,000 | $ — | $ 1,499,988 | $ — | $ 487,013 | $ 12,075 [4] | $ 2,554,076 |
| | 2023 | $ 533,750 | $ — | $ 750,011 | $ 749,997 | $ 502,793 | $ 11,550 | $ 2,548,101 |
| | 2022 | $ 503,750 | $ — | $ 1,080,000 | $ 268,913 | $ 192,231 | $ 10,675 | $ 2,055,569 |
| **Kathryn M. Collins** Senior Vice President and Chief Revenue Officer | 2024 | $ 500,000 | $ — | $ 1,199,978 | $ — | $ 472,500 | $ 12,075 [4] | $ 2,184,553 |
| **Evan A. Iverson** Senior Vice President and Chief Operating Officer | 2024 | $ 506,250 | $ — | $ 999,972 | $ — | $ 459,703 | $ 12,075 [4] | $ 1,978,000 |

(1) Amounts reported reflect the NEO's annual salary earned during the fiscal year, taking into account increases in salary during the course of the year, and are not reduced to reflect the NEO's election, if any, to defer receipt of salary into our savings plan for U.S. employees. For additional details on actions taken with respect to the base salaries of the applicable NEOs in fiscal 2024, see *"Compensation Discussion and Analysis—Components of 2024 Compensation—Salary."*

(2) For 2024, stock awards consisted of awards of time-vesting RSUs and PSUs. The award of an RSU and PSU is the right to receive one share of our Common Stock upon the vesting date of the RSUs and the PSUs, as applicable. Amounts shown represent the grant date fair value of the applicable RSUs and PSUs granted during fiscal 2024, each as calculated in accordance with FASB ASC Topic 718 ("Topic 718"). The grant date fair value for the RSUs and PSUs is based solely on the closing price of our Common Stock on the Nasdaq on the trading day that immediately preceded the applicable grant date (i.e., $31.95). The grant date fair value of a stock award is measured in accordance with the guidance in Topic 718 using the assumptions discussed in Note 10 to our financial statements included in the Company's Annual Report on Form 10-K for fiscal 2024. See *"Compensation Discussion and Analysis—Components of 2024 Compensation—Long-Term Equity Incentive Awards"* for a discussion of the performance conditions required for vesting of the PSUs. The grant date fair values of the PSUs presented in the table assume a target level of achievement for each performance goal (i.e. 100%). Assuming the highest level of performance achievement for each performance goal (i.e. 200%), the aggregate grant date fair value of the PSUs reflected in the table would have been: Mr. Cobb—$6,200,026; Ms. Ross—$1,800,000; Mr. Fiarman—$1,499,988; Ms. Collins—$1,199,978; and Mr. Iverson—$999,972.

(3) Amounts shown consist solely of the NEO's annual, performance-based cash bonus based on eligible earnings. For additional details on the amounts shown for fiscal 2024, see *"Compensation Discussion and Analysis—Components of 2024 Compensation—Annual Cash Incentive Awards."*

(4) Amounts reported reflect contributions by the Company to its savings plan for U.S. salaried employees.

# Grants of Plan-Based Awards for Fiscal 2024

The following table sets forth information regarding non-equity incentive plan awards and equity incentive plan awards (PSU and RSU awards) during fiscal 2024 under the Company's 2018 Plan.

| Name | Grant Date | Compensation Committee Approval Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Possible Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock Awards[2] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | |
| William C. Cobb | 3/25/2024 | 2/22/2024 | | | | 24,257[3] | 97,027[3] | 194,054[3] | | | $ 3,100,013 |
| | 3/25/2024 | 2/22/2024 | | | | | | | 97,027[4] | | $ 3,100,013 |
| | | | $ 77,344 | $ 1,031,250 | $ 2,062,500 | | | | | | |
| Jessica P. Ross | 3/25/2024 | 2/22/2024 | | | | 7,042[3] | 28,169[3] | 56,338[3] | | | $ 900,000 |
| | 3/25/2024 | 2/22/2024 | | | | | | | 28,169[4] | | $ 900,000 |
| | | | $ 41,766 | $ 556,875 | $ 1,113,750 | | | | | | |
| Jeffrey A. Fiarman | 3/25/2024 | 2/22/2024 | | | | 5,869[3] | 23,474[3] | 46,948[3] | | | $ 749,994 |
| | 3/25/2024 | 2/22/2024 | | | | | | | 23,474[4] | | $ 749,994 |
| | | | $ 27,056 | $ 360,750 | $ 721,500 | | | | | | |
| Kathryn M. Collins | 3/25/2024 | 2/22/2024 | | | | 4,695[3] | 18,779[3] | 37,558[3] | | | $ 599,989 |
| | 3/25/2024 | 2/22/2024 | | | | | | | 18,799[4] | | $ 599,989 |
| | | | $ 26,250 | $ 350,000 | $ 700,000 | | | | | | |
| Evan A. Iverson | 3/25/2024 | 2/22/2024 | | | | 3,912[3] | 15,649[3] | 31,298[3] | | | $ 499,986 |
| | 3/25/2024 | 2/22/2024 | | | | | | | 15,649[4] | | $ 499,986 |
| | | | $ 25,5391[5] | $ 340,521[5] | $ 681,042[5] | | | | | | |

(1) Amounts reflect the applicable threshold, target and maximum payouts established by the Compensation Committee under the Company's 2024 AIP. The threshold funding factor assumes that the only performance goal achieved (at the threshold level) was the goal that accounts for the least weight (i.e. the strategic objectives goal) in our calculation of the achievement factor under the AIP, and the maximum funding factor was 200% of target for each performance goal. See "*Compensation Discussion and Analysis—Components of 2024 Compensation—Annual Cash Incentive Awards—2024 Annual Incentive Plan Design*" above for a description of our annual, performance-based cash bonus.

(2) Amounts shown represent the grant date fair value of the applicable PSUs and RSUs granted during fiscal 2024, each as calculated in accordance with the guidance in Topic 718 using the assumptions discussed in Note 10 to our financial statements included in the Company's Annual Report on Form 10-K for fiscal 2024. Amounts shown represent the grant date fair value of the RSUs and PSUs (at target), based solely on the closing price of our Common Stock on the Nasdaq on the trading day that immediately preceded the applicable grant date (i.e., $31.95).

(3) The NEO received an award of PSUs with a grant date on March 25, 2024, with 50% of the award subject to aggregate revenue performance targets and 50% of the award subject to aggregate Adjusted EBITDA performance targets over a three-year performance cycle ending on December 31, 2026, and are subject to the executive's continued service through the vest date on March 25, 2027. See "*Compensation Discussion and Analysis—Components of 2024 Compensation—Long-Term Equity Incentive Awards*" for a discussion of the service and performance conditions required for vesting of these PSUs. The total number of PSUs that vest will range from 0% to 200% of each target as determined by measuring accumulated actual performance at the end of the performance period on December 31, 2026 against the specified revenue (50% of the total award) and Adjusted EBITDA (50% of total award) performance goals based on a pre-established scale, provided, that, to the extent that the performance achieved is in between two performance goal levels, the earned percentage shall be determined based on linear interpolation. To determine the threshold value, we took 50% of each NEO's total award and multiplied by 50%, which is the value should only one of the two performance goals reach a threshold level of achievement.

(4) The NEO received an award of time-vesting RSUs on March 25, 2024. The RSUs vest one-third per year over three years on each anniversary of the grant date.

(5) Mr. Iverson's 2024 AIP Threshold, Target and Maximum possible payouts under our non-equity incentive plan awards reflects a weighted average of 65%, his target bonus rate from January 1, 2024 to July 31, 2024, and 70%, his target bonus rate from August 1, 2024 to December 31, 2024 after being promoted to Chief Operating Officer on August 1, 2024 (i.e. 7 months at 65% and 5 months at 70%).

# Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

## Employment Agreements

Mr. Cobb was hired to serve as our CEO pursuant to an employment agreement with us dated May 19, 2022. Mr. Cobb's agreement is initially for a term of four years subject to automatic one-year renewals thereafter, absent a termination notice by either party. Mr. Cobb will continue to serve on the Board of Directors during the term of his agreement with the Company, without additional compensation. Under his employment agreement, Mr. Cobb was entitled to receive certain sign-on RSU and 2022 annual equity grants, an initial salary of $825,000, which amount is subject to annual review by the Compensation Committee, and a target AIP bonus opportunity of not less than 120% of his base salary. See "*Compensation Discussion and Analysis—Components of 2024 Compensation—Long Term Equity Incentive Compensation Awards*" for a discussion of the annual equity awards granted to Mr. Cobb in fiscal 2024. Additionally, he is entitled to be considered for future equity grants commensurate with his position as CEO. Mr. Cobb is also eligible to receive healthcare, medical benefits and other benefits customarily provided to U.S. employees of the Company, and was entitled to receive reimbursement for legal expenses incurred in negotiating his employment agreement. The employment agreement also contains certain restrictive covenants, including confidentiality, non-competition, non-solicitation and non-disparagement covenants. See "*—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements*" below for a description of the payments and benefits Mr. Cobb is entitled to under his employment agreement and the Executive Severance Policy, as applicable, in connection with a termination of his employment.

Ms. Ross was appointed to serve as our Senior Vice President and CFO pursuant to an offer letter with us dated December 1, 2022. Pursuant to the terms of her offer letter, Ms. Ross was entitled to receive: (i) an annual base salary of $600,000; (ii) a target AIP bonus opportunity equal to 90% of her base salary commencing in fiscal 2023; and (iii) equity-based awards under the 2018 Plan commencing in fiscal 2023, as determined by the Compensation Committee in its sole discretion. In addition, as part of her compensation, Ms. Ross is also eligible to receive healthcare, medical benefits and other benefits customarily provided to U.S. employees of the Company. Ms. Ross additionally agreed to certain restrictive covenants, including confidentiality, non-competition and non-solicitation covenants. See "*—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements*" below for a description of the payments and benefits Ms. Ross is entitled to under her offer letter and the Executive Severance Policy, as applicable, in connection with a termination of her employment.

# Outstanding Equity Awards at Fiscal 2024 Year-End

The following table sets forth information regarding unexercised time-vesting stock options and PSOs, and any RSUs and PSUs that were not vested for each NEO as of the end of fiscal 2024. For information on vesting upon specified termination events or a change in control, see *"—Potential Payments Upon Termination or Change in Control—Equity Awards."*

| | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Original Grant Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)[1] | Market Value of Shares or Units of Stock That Have Not Vested ($)[2] | Equity Incentive Plan Awards: Number of Unearned Shares or Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units or Other Rights That Have Not Vested ($)[2] |
| William C. Cobb | 3/25/2024 | | | | | | 97,027 [3]* | $ 5,304,466 | | |
| | 3/25/2024 | | | | | | | | 12,128 [4]* | $ 663,058 |
| | 3/27/2023 | 264,456 [5] | | | $ 26.42 | 3/27/2033 | | | | |
| | 3/27/2023 | | | | | | 69,392 [3] | $ 3,793,661 | | |
| | 6/1/2022 | 152,236 [6] | | | $ 24.74 | 6/1/2032 | | | | |
| | 6/1/2022 | | | | | | 20,301 [7] | $ 1,109,856 | | |
| | 6/1/2022 | | | | | | 11,789 [3] | $ 644,505 | | |
| Jessica P. Ross | 3/25/2024 | | | | | | 28,169 [3]* | $ 1,539,999 | | |
| | 3/25/2024 | | | | | | | | 3,521 [4]* | $ 192,500 |
| | 3/27/2023 | 81,741 [5] | | | $ 26.42 | 3/27/2033 | | | | |
| | 3/27/2023 | | | | | | 21,448 [3] | $ 1,172,562 | | |
| Jeffrey A. Fiarman | 3/25/2024 | | | | | | 23,474 [3]* | $ 1,283,324 | | |
| | 3/25/2024 | | | | | | | | 2,934 [4]* | $ 160,415 |
| | 3/27/2023 | 72,124 [5] | | | $ 26.42 | 3/27/2033 | | | | |
| | 3/27/2023 | | | | | | 18,925 [3] | $ 1,034,630 | | |
| | 6/1/2022 | 23,488 [6] | | | $ 24.74 | 6/1/2032 | | | | |
| | 3/28/2022 | | | | | | 6,246 [3] | $ 341,469 | | |
| | 3/28/2022 | | | | | | 10,755 [7] | $ 587,976 | | |
| | 3/30/2020 | 18,299 [8] | | | $ 35.56 | 3/30/2030 | | | | |
| | 3/29/2019 | 15,762 [8] | | | $ 34.48 | 3/29/2029 | | | | |
| Kathryn M. Collins | 3/25/2024 | | | | | | 18,779 [3]* | $ 1,026,648 | | |
| | 3/25/2024 | | | | | | | | 2,347 [4]* | $ 128,331 |
| | 3/27/2023 | 22,299 [4] | | | $ 26.42 | 3/27/2033 | | | | |
| | 3/27/2023 | | | | | | 12,616 [3] | $ 689,717 | | |
| | 6/9/2022 | | | | | | 5,427 [3] | $ 296,694 | | |

| | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Original Grant Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)[1] | Market Value of Shares or Units of Stock That Have Not Vested ($)[2] | Equity Incentive Plan Awards: Number of Unearned Shares or Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units or Other Rights That Have Not Vested ($)[2] |
| **Evan A. Iverson** | 3/25/2024 | | | | | | 15,649 [3]* | $ 855,531 | | |
| | 3/25/2024 | | | | | | | | 1,956 [4]* | $ 106,941 |
| | 3/27/2023 | 28,850 [5] | | | $ 26.42 | 3/27/2033 | | | | |
| | 3/27/2023 | | | | | | 7,570 [3] | $ 413,852 | | |
| | 6/1/2022 | | | | | | 2,762 [3] | $ 150,999 | | |
| | 3/28/2022 | 9,405 [8] | 4,275 [8] | | $ 28.82 | 3/28/2032 | | | | |
| | 3/28/2022 | | | | | | 2,313 [3] | $ 126,452 | | |
| | 3/29/2021 | 4,170 [8] | 279 [8] | | $ 54.81 | 3/29/2031 | | | | |
| | 3/30/2020 | 8,116 [8] | | | $ 35.56 | 3/30/2030 | | | | |
| | 3/29/2019 | 6,048 [8] | | | $ 34.48 | 3/29/2029 | | | | |

\*   Shows grants made in fiscal 2024, which are also reported in the "Summary Compensation Table" and in the "Grants of Plan-Based Awards for Fiscal 2024 Table."

(1)  Mr. Cobb was issued DSEs pursuant to the 2018 Plan for the equity portion of his fees for service as the non-employee Chairman and member of our Board of Directors from fiscal 2018 through June 1, 2022. These shares are fully vested deferred shares that are outstanding in the 2018 Plan, and as fully vested shares, are therefore not included on the table above. The DSEs will remain vested and outstanding until issued in accordance with Mr. Cobb's deferral elections, which will occur 30 days after he no longer serves on the Company's Board. The following provides information relating to these DSE shares and the market value is based on the closing market price of our Common Stock on the Nasdaq of $54.67 on December 31, 2024, the last trading day of fiscal 2024:

| Date of Grant | Number of DSEs (#) | Market Value of Shares at 12/31/2024 ($) |
|---|---|---|
| 5/11/2022 | 9,470 | $ 517,725 |
| 5/12/2021 | 4,762 | $ 260,339 |
| 5/13/2020 | 5,219 | $ 285,323 |
| 4/29/2019 | 6,304 | $ 344,640 |
| 10/2/2018 | 1,344 | $ 73,476 |
| 10/1/2018 | 155 | $ 8,474 |
| 10/1/2018 | 3,518 | $ 192,329 |

(2)  Amounts shown represent the number of shares underlying the RSU or PSU, as applicable, multiplied by $54.67, the closing market price of our Common Stock on the Nasdaq on December 31, 2024, the last trading day of fiscal 2024.

(3)  Time-vesting RSUs that vest in three equal installments beginning on each anniversary of the original grant date, subject to the terms of the applicable award agreement with the Company. For a discussion of the 2024 RSU Awards, see "*Compensation Discussion and Analysis—Components of 2024 Compensation—Long-Term Equity Incentive Awards.*"

(4)  Reflects PSUs granted on March 25, 2024 and vest according to the attainment of a certain revenue (50% of the award shares) and Adjusted EBITDA (50% of the award shares) performance targets (as defined in the Company's applicable Performance Share Grant Notice) measured over the three-year performance cycle ending on December 31, 2026. The revenue performance goal will be deemed satisfied if the aggregate revenue measured over the three-year performance cycle (i.e. January 1, 2024 to December 31, 2026) is sufficient to satisfy the revenue performance goal. The Adjusted EBITDA performance goal will be deemed satisfied if the aggregate Adjusted EBITDA for each fiscal year in the performance cycle is sufficient to satisfy the Adjusted EBITDA performance goal. The applicable earned percentages for each performance goal are 50% (threshold goal), 100% (target goal) and 200% (maximum goal), with linear interpolation to be applied for determining the earned percentage between each performance goal. In the table above, the number and market value of PSUs reported reflect threshold achievement for each of the performance goals (i.e. 50% of target shares), as the actual number of PSUs that will be distributed is not yet determinable. See "*Compensation Discussion and Analysis—Components of 2024 Compensation—Long-Term Equity Incentive Awards.*"

(5)  Reflects all 3 tranches of the PSOs granted on March 27, 2023, which vested and became exercisable upon the achievement of both the (i) service condition, which was deemed satisfied on the first anniversary of the grant date subject to the NEO's continuous service with the Company through such date, and (ii) each performance condition, which were satisfied as of December 31, 2024. See "*Compensation Discussion and Analysis—Determinations of Prior Performance-Based Equity Compensation Awards*" for a discussion of the service and market conditions for the vesting of these PSOs.

(6)  Reflects all 3 tranches of the PSOs granted on June 1, 2022, which vested and became exercisable upon the achievement of both the (i) service condition, which was deemed satisfied on the first anniversary of the grant date subject to the NEO's continuous service with the Company through such date, and (ii) each performance condition, which were satisfied as of December 31, 2024. See "*Compensation Discussion and Analysis—Determinations of Prior Performance-Based Equity Compensation Awards*" for a discussion of the service and market conditions for the vesting of these PSOs.

(7) Reflects PSUs granted on June 1, 2022 (for Mr. Cobb) and March 28, 2022 (for Mr. Fiarman). The PSUs vested in accordance with the attainment of a certain revenue performance targets (as defined in the Company's applicable Performance Share Grant Notice) measured during a three-year performance period ending on December 31, 2024. The earned percentage of the revenue performance goal was measured to be 57.4% of target, as certified by the Compensation Committee on February 19, 2025 and will satisfy the service vesting condition on the third anniversary of each grant date (i.e. on June 1, 2025 for Mr. Cobb and on March 28, 2025 for Mr. Fiarman). See *"Compensation Discussion and Analysis—Determinations of Prior Performance-Based Equity Compensation Awards"* for a discussion of the service and market conditions for the vesting of these PSUs.

(8) Time-vesting stock options that vested and became exercisable as to 25% on the first anniversary of the grant date, and thereafter vest 6.25% quarterly over the next three years on the quarterly anniversary of the grant date, such that all stock options will have vested on the fourth anniversary of the grant date, subject to the terms of the applicable award agreement with the Company.

# Option Exercises and Stock Vested For Fiscal 2024

The following table sets forth information regarding option exercises, awards of Common Stock, PSUs and RSUs that vested in fiscal 2024.

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[2] |
| William C. Cobb | — | — | 56,590 | $ 1,873,907 |
| Jessica P. Ross | — | — | 13,127 | $ 473,619 |
| Jeffrey A. Fiarman | — | — | 22,870 | $ 734,996 |
| Kathryn M. Collins | 25,784 | $ 815,702 | 11,735 | $ 392,175 |
| Evan A. Iverson | — | — | 9,620 | $ 317,132 |

(1) Reflects the aggregate dollar amount realized upon the exercise of vested stock options by determining the difference between the market price of the Company's Common Stock on the date of exercise (i.e. $58.056) and the exercise price of the options (i.e. $26.42).

(2) Reflects the aggregate market value of the shares of the Company's Common Stock acquired upon vesting based on the fair market value of the Company's Common Stock on the Nasdaq on the vesting date as defined in the 2018 Plan.

# Pension Benefits

The Company has no pension plans.

# Nonqualified Deferred Compensation for Fiscal 2024

The following table sets forth information with respect to the deferred equity compensation paid to Mr. Cobb for his service as a non-employee director and Chairman of the Board of Directors prior to being elected as the Company's CEO effective June 1, 2022. Under our director compensation program, each non-employee director may elect to defer receipt of the shares of the Company's Common Stock as DSEs to a point in the future, including the time at which the individual is no longer a member of the Board. Mr. Cobb elected to defer receipt of the Company's Common Stock until 30 days after he no longer sits on the Board, and has not made any contributions to, or taken distribution of, these shares of Common Stock. The material terms of our director compensation program are discussed in the section entitled "Director Compensation—Compensation and Stock Paid to Directors." None of our NEOs, other than Mr. Cobb, was eligible to participate in our director deferred compensation program. Mr. Cobb did not receive any deferred equity compensation in fiscal 2024.

| Name | Executive Contributions in Last Fiscal Year | Registrant Contributions in Last Fiscal Year | Aggregate Earnings in Last Fiscal Year ($)[1] | Aggregate Withdrawals / Distributions | Aggregate Balance at Last FYE[2] |
|---|---|---|---|---|---|
| William C. Cobb | $ — | — | $ 598,515 | — | $ 1,682,305 |

(1) The value reported in this column represents the appreciation of DSEs credited to Mr. Cobb's deferral account. This amount has not been reported in the Summary Compensation Table for fiscal 2024.

(2) The value set forth in this column is based on the closing price of our Common Stock on the Nasdaq of $54.67 on December 31, 2024, the last trading day of fiscal 2024. This amount has not been reported in the Summary Compensation Tables for fiscal 2024 or prior years, as such amounts were received for his service as a non-employee member and Chairman of our Board of Directors prior to Mr. Cobb becoming our CEO in June 2022.

# Potential Payments Upon Termination or Change in Control

The following summaries and table describe and quantify the potential payments and benefits that we would provide to our NEOs in connection with their termination of employment and/or change in control of our Company. In determining amounts payable, we have assumed in all cases that the terms of the executive's current employment and equity award agreements with us were in effect on, and the termination of employment and/or change in control occurred on December 31, 2024.

## Severance Benefits—Executive Severance Policy

In December 2022, the Compensation Committee approved the Severance Policy, which became effective as of January 1, 2023, to provide severance benefits to certain eligible executives of the Company, including the NEOs, who experience a termination of employment under certain conditions. Notwithstanding the adoption of the Severance Policy, if at any time the NEO is subject to any existing agreement with the Company providing for severance benefits, the NEO shall be entitled to the better of amounts payable under the Severance Policy or amounts otherwise payable under the existing agreement.

If the NEO's employment is terminated by the Company without Cause (as defined in the Severance Policy) or on account of the NEO's resignation from employment for Good Reason (as defined in the Severance Policy) (a "Qualifying Termination"), and such Qualifying Termination is not in connection with a change in control of the Company, the Company will provide the NEO with the following severance payments and benefits subject to the limitations described in the Severance Policy:

- An amount equal to the sum of the NEO's (i) annual base salary and (ii) target annual bonus;
- An amount equal to the NEO's annual bonus earned with respect to the calendar year immediately prior to the year in which the Qualifying Termination occurs, to the extent not previously paid;
- If the date of the NEO's Qualifying Termination occurs on or after June 30 of the calendar year of termination, an amount equal to a pro rata portion of the NEO's target annual bonus for such calendar year, based on the number of days employed during such calendar year;
- Reimbursement for monthly premiums payable for elected continued health coverage under the Company-sponsored health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA") for 12 months following the date of the NEO's Qualifying Termination, which reimbursement of premiums will cease upon the date the NEO obtains health care coverage from another employer; and
- Outplacement services as provided by a third party selected by the Company in accordance with the Company's outplacement program, provided such outplacement services are initiated within 60 days of the date of the NEO's Qualifying Termination.

The non-change in control annual base salary and target annual bonus cash severance payments will be made in substantially equal installments over the 12-month period following the NEO's Qualifying Termination, in accordance with the Company's regular payroll practices (unless the Company elects, in its sole discretion, to pay such amount in a lump sum within 30 days following the NEO's Qualifying Termination).

If the NEO's employment is terminated by the Company (i) in connection with a change in control of the Company, or (ii) within two years after the occurrence of a change in control of the Company, the Company will provide the NEO the following severance payments and benefits:

- An amount equal to two times the sum of the NEO's (i) annual base salary and (ii) target annual bonus;
- An amount equal to the NEO's annual bonus earned with respect to the calendar year immediately prior to the year in which the Change of Control Qualifying Termination occurs, to the extent not previously paid;
- If the date of the NEO's Change of Control Qualifying Termination occurs on or after June 30 of the calendar year of termination, an amount equal to a pro rata portion of the NEO's target annual bonus for such calendar year, based on the number of days employed during such calendar year;
- Reimbursement for monthly premiums payable for elected continued health coverage under the Company-sponsored health plans pursuant to COBRA for 18 months following the date of the NEO's Change of Control Qualifying Termination, which reimbursement of premiums will cease upon the date the NEO obtains health care coverage from another employer; and
- Outplacement services as provided by a third party selected by the Company in accordance with the Company's outplacement program, provided such outplacement services are initiated within 60 days of the date of the NEO's Change in Control Qualifying Termination.

The change-in-control annual base salary and target annual bonus cash severance payments will be made in a lump sum within 30 days following the NEO's Change of Control Qualifying Termination.

Payments to the NEOs are subject to the execution (and non-revocation) of a separation agreement containing a customary general release of claims in favor of the Company, its current and former subsidiaries and affiliates and its current and former employees, officers, directors and agents and, to the extent the NEO is not otherwise subject to the Company's standard restrictive covenant agreement, restrictive covenants that are substantially the same as contained in such standard restrictive covenant agreement.

## Severance Benefits—Employment Arrangements

### Mr. Cobb

Pursuant to Mr. Cobb's employment agreement, if Mr. Cobb's employment is terminated, provided that service as a member of the Board of Directors concurrently terminates prior to the end of the four-year period beginning on June 1, 2022, without "cause" by the Company or by him for "good reason" (in each case, as defined in Mr. Cobb's employment agreement), Mr. Cobb will be entitled to receive: (i) continuation of his salary for a period of 12 months, provided that such payment period shall be for a period of 24 months if the date of termination is prior to January 1, 2024; (ii) a lump sum payment equal to his target bonus; (iii) reimbursement of COBRA health insurance premiums paid by him for 12 months, provided that such payment period shall be for a period of 18 months if the date of termination is prior to January 1, 2024, following the date of termination; and (iv) the bonus that he would have been paid in respect of the fiscal year in which the date of termination occurs had his employment not terminated, prorated for the portion of the fiscal year during which he was employed, based on actual performance. Pursuant to the Severance Policy, Mr. Cobb is entitled to the better of benefits payable under the Severance Policy, or amounts otherwise payable under his existing employment agreement. Therefore, in the event of a termination without "cause" by the Company, or by Mr. Cobb for "good reason," Mr. Cobb would receive the greater of a pro-rata portion his annual cash incentive based on actual Company performance, or his target bonus, for the fiscal year in which the date of termination occurred (if such termination date is after June 30 of a calendar year). See "—Severance Payments—2023 Executive Severance Policy" for more information relating to the Severance Policy.

In the event Mr. Cobb's employment is terminated by reason of death or disability, Mr. Cobb (or his executors or legal representatives) will be entitled to receive the bonus that he would have been paid in respect of the fiscal year in which the date of termination occurs had his employment not terminated, prorated for the portion of the fiscal year during which he was employed, based on actual performance. On each anniversary after June 1, 2026, Mr. Cobb's term of employment will be automatically extended by one year.

Payments of Mr. Cobb's severance benefits are subject to him signing a general release of claims and continued compliance with certain restrictive covenants, including confidentiality of information and non-competition, non-solicitation and non-disparagement covenants. The confidentiality covenant has an indefinite term, and the non-competition, non-solicitation and non-disparagement covenants each have terms effective both during the term of his employment and for one year following any termination of employment. In addition, payments and benefits are reduced in connection with a change in control (within the meaning of Section 280G of the Internal Revenue Code (the "Code")) to the highest amount that may be paid to Mr. Cobb without subjecting any payment to the excise tax, so long as he would retain a greater net after-tax payment if the payments are reduced.

### Ms. Ross

Pursuant to Ms. Ross' offer letter, unless an executive severance policy is otherwise in effect and applies to Ms. Ross, if Ms. Ross' employment is terminated without "cause" by the Company or by her for "good reason" (in each case, as defined in Ms. Ross' Offer Letter), Ms. Ross will be entitled to receive: (i) an amount equal to her annual base salary in effect at the time of her termination; (ii) an amount equal to her annual cash incentive at target, pursuant to the terms of the AIP; (iii) an amount equal to her annual bonus earned with respect to the calendar year immediately prior to the year in which her termination occurs, to the extent not previously paid; plus if her termination date occurs on or after June 30 of a calendar year, an amount equal to the pro rata portion of the then-current year's annual cash incentive based on actual Company performance pursuant to the terms of the then AIP and payable at the same time annual incentive awards are generally made to other associates; and (iv) reimbursement of COBRA health insurance premiums paid by her for up to 12 months following the date of termination, provided that if Ms. Ross' employment is terminated without "cause" by the Company or by her for "good reason" within the two-year period following a Change in Control (as defined in the 2018 Plan), the severance benefits described in the Severance Policy. In addition, pursuant to the Severance Policy, Ms. Ross is entitled to the better of benefits payable under the Severance Policy, or amounts otherwise payable under her existing offer letter. Therefore, in the event of a termination without "cause" by the Company, or by Ms. Ross for "good reason," Ms. Ross would receive the greater of a pro-rata portion of her annual cash incentive based on actual Company performance, or her target bonus, for the fiscal year in which the date of termination occurred (if such termination date is after June 30 of a calendar year). See "—*Severance Payments—2023 Executive Severance Policy*" for more information relating to the Severance Policy.

### Mr. Fiarman

Mr. Fiarman's offer letter provides that if his employment is terminated by the Company without "cause" or by him for "good reason" (in each case, as defined in his offer letter), Mr. Fiarman will be entitled to receive: (i) an amount equal to 12 times his monthly salary in effect on the date of termination, paid in 12 equal monthly installments; (ii) an amount equal to his target bonus during the year of termination, paid in 12 equal monthly installments; and (iii) if the termination occurs after June 30 of any year, the bonus that he would have been paid in respect of the fiscal year in which the date of termination occurs had his employment not terminated, prorated for the portion of the fiscal year during which he was employed, based on actual performance. See "—*Severance Payments—2023 Executive Severance Policy*" for more information relating to the Severance Policy.

## Equity Awards

### Termination without "Cause" or by Executive for "Good Reason"

If an NEO's employment is terminated by us without cause or if the executive voluntarily terminates his or her employment (or in the case of Mr. Cobb, service with the Company) for any reason, all unvested time-based stock options, PSOs and RSUs, as applicable, immediately terminate. Upon such a termination, the NEO may exercise vested stock options and PSOs before the first to occur of (1) the three-month anniversary of the NEO's termination of employment, (2) the expiration of the awards' normal term, after which date such award are cancelled, or (3) the cancellation of the award in the event of a change in control in exchange for a cash payment. Unvested PSUs granted to an NEO in 2022 and 2024 will be prorated and remain eligible to vest following termination of the NEO by us without "cause" or by the NEO for "good reason" (in each case as defined in the applicable award agreement) until the third anniversary of the date of grant (i.e. until March 28, 2025 and March 25, 2027, respectively).

### Death or Disability

If an NEO's employment terminates by reason of death or disability, all unvested time-based stock options will vest and remain exercisable until the first to occur of (1) the one-year anniversary of the executive's date of termination, (2) the expiration of the options' normal term, after which date such options are cancelled, or (3) the cancellation of the options in the event of a change in control in exchange for a cash payment. All vested time- and performance-based stock options will remain exercisable until the first to occur of (1) the one-year anniversary of the executive's date of termination, (2) the expiration of the options' normal term, after which date such options are cancelled, or (3) the cancellation of the options in the event of a change in control in exchange for a cash payment. With respect to unvested RSUs, the portion of unvested RSUs that would vest on the next vesting date following the termination will vest on a pro-rata basis. Unvested PSUs granted to an NEO in 2022 and 2024, as applicable, will immediately vest at target (i.e. 100%) following termination of the NEO's employment by reason of death or disability, or if within 30 days of the certification date of the applicable performance achievement, will immediately vest based upon the actual achievement percentage or at target, whichever is higher.

## Change in Control

Upon a change in control during the performance period, the PSUs granted to Messrs. Cobb and Fiarman in 2022 will immediately vest at target (i.e. 100%). Upon a change in control during the performance period, unless an "alternative award" is provided as determined by the Compensation Committee, PSUs granted in 2024 will immediately vest at target (i.e. 100%) or, if the date of the change of control is within 12 months of the performance period end date, shares vesting will be the greater of (i) the target earning percentage for the performance period, and (ii) the projected/actual earning percentage for the performance period as of the date of the change of control. Upon a change in control prior to the fourth anniversary of the applicable grant date, PSOs granted in 2022 and 2023 (i.e. June 1, 2026 and March 27, 2027, respectively) would not have accelerated if there is an "alternative award" as defined in the award documents. As of December 31, 2024, the 2022 and 2023 PSOs awarded to the applicable NEOS have satisfied the applicable service and performance conditions and are fully vested and exercisable.

## Termination in Connection with a Change in Control

Pursuant to the 2018 Plan, upon a change in control, no cancellation, acceleration of vesting or other payment shall occur with respect to any unvested stock option, RSU or PSU if the Compensation Committee reasonably determines prior to the change in control that the executive shall receive an "alternative award" meeting the requirements of the plan; provided, however, if within two years following a change in control, the NEO's employment is terminated by us without "cause" or by the NEO for "good reason" (in each case as defined in the applicable award agreement), at a time when any portion of the alternative award is unvested, the unvested portion of such alternative award shall immediately vest in full and such executive shall be provided with either cash or marketable stock equal to the fair market value of the stock subject to the alternative award on the date of termination.

## Restrictive Covenants

As a condition of receiving their equity awards, each of Messrs. Cobb, Fiarman and Iverson, and Mses. Ross and Collins agreed to certain restrictive covenants, including non-competition, confidentiality and non-solicitation covenants. The non-competition and non-solicitation covenants each have terms effective during the term of the executive's employment with the Company and for one year following any termination of employment; the term of the confidentiality covenant is generally so long as the information remains confidential. In addition, as a condition to receiving his sign-on and annual equity awards, Mr. Cobb agreed in his employment agreement to be subject to these same restrictive covenants, as well as a non-disparagement covenant that is effective during the term of his employment and for one year following any termination of employment.

# Estimated Payments and Benefits Upon Termination

The following table describes the potential benefits that would have been payable to our NEOs under existing contractual arrangements assuming a termination occurred on December 31, 2024. For Mr. Cobb, it is assumed that his termination from the Company occurred concurrently with his termination of service to our Board of Directors. The amounts shown in the table include payments and benefits provided for in the Severance Policy, unless at the time of any termination the NEO is subject to any existing agreement with the Company providing for severance benefits in connection with a termination as defined therein, such NEO is entitled to the better of amounts payable under the Severance Policy or amounts otherwise payable under such NEO's existing agreement. Unless otherwise specified, amounts shown are pursuant to the Severance Policy. The amounts on the table do not include (1) payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs, or (2) payments for accrued and unused vacation, as our NEOs are no longer eligible for these payments. The amounts reported below related to the acceleration of outstanding equity awards assume a share price equal to $54.67, the closing market price of our Common Stock on the Nasdaq on December 31, 2024, the last trading day of fiscal 2024.

| | W. Cobb | J. Ross | J. Fiarman | K. Collins | E. Iverson |
|---|---|---|---|---|---|
| **Termination by the Company without Cause, or by Executive for Good Reason** | | | | | |
| Severance Payments[1] | $ 1,856,250 | $ 1,187,500 | $ 924,000 | $ 850,000 | $ 935,000 |
| Prorated Bonus Payment[2] | $ 1,392,188 | $ 751,781 | $ 487,013 | $ 350,000 | $ 385,000 |
| COBRA Payment[3] | $ 20,292 | $ 19,285 | $ 30,436 | $ 20,292 | $ 30,436 |
| Equity Award Acceleration[4][5] | $ — | — | — | — | — |
| **TOTAL** | **$ 3,268,730** | **$ 1,958,566** | **$ 1,441,449** | **$ 1,220,292** | **$ 1,350,436** |
| **Death or Disability[6]** | | | | | |
| Severance Payments | — | — | — | — | — |
| Prorated Bonus Payment[7] | $ 1,392,188 | — | — | — | — |
| COBRA Payment | — | — | — | — | — |
| Equity Award Acceleration[5][8] | $ 14,597,667 | $ 3,621,875 | $ 4,346,590 | 2,510,871 | 2,125,412 |
| **TOTAL** | **$ 15,989,855** | **$ 3,621,875** | **$ 4,346,590** | **$ 2,510,871** | **$ 2,125,412** |
| **Change in Control** | | | | | |
| Severance Payments | — | — | — | — | — |
| Prorated Bonus Payment | — | — | — | — | — |
| COBRA Payment | — | — | — | — | — |
| Equity Award Acceleration[9] | $ 7,238,035 | $ 1,539,999 | $ 2,307,675 | $ 1,026,648 | $ 855,581 |
| **TOTAL** | **$ 7,238,035** | **$ 1,539,999** | **$ 2,307,675** | **$ 1,026,648** | **$ 855,581** |
| **Termination in Connection with Change in Control** | | | | | |
| Severance Payments[10] | $ 2,681,250 | $ 1,812,500 | $ 1,484,000 | $ 1,350,000 | $ 1,485,000 |
| Prorated Bonus Payment[2] | $ 1,392,188 | $ 751,781 | $ 364,000 | $ 350,000 | $ 385,000 |
| COBRA Payment[3] | $ 20,292 | $ 19,285 | $ 30,436 | $ 20,292 | $ 30,436 |
| Equity Award Acceleration[5][11] | $ 16,980,666 | $ 4,252,561 | $ 4,967,098 | $ 3,039,707 | $ 2,386,382 |
| **TOTAL** | **$ 21,074,396** | **$ 6,836,127** | **$ 6,845,533** | **$ 4,759,999** | **$ 4,286,818** |

(1) Amounts reported reflect a cash severance payment which includes the following, for Mr. Cobb, in accordance with his employment agreement:
- Mr. Cobb: continuation of his salary for 12 months ($825,000) and a lump sum payment equal to his target 2024 bonus ($1,031,250).
- Ms. Ross: continuation of her salary for 12 months ($625,000) and a lump sum payment equal to her target 2024 bonus ($562,500).
- Mr. Fiarman: continuation of his salary for 12 months ($560,000) and a lump sum payment equal to his target 2024 bonus ($364,000).
- Ms. Collins: continuation of her salary for 12 months ($500,000) and a lump sum payment equal to her target 2024 bonus ($350,000).
- Mr. Iverson: continuation of his salary for 12 months ($550,000) and a lump sum payment equal to his target 2024 bonus ($495,000).

(2) In accordance with Mr. Cobb's employment agreement and Ms. Ross' and Mr. Fiarman's offer letters, the amounts reported in a termination by the Company without cause or by the Executive for good reason reflect annual bonuses based on actual performance for 2024, as these amounts are higher than target; and in a termination in connection with a change in control for Mr. Cobb and Ms. Ross, reflect annual bonuses based on actual performance for 2024, and for Mr. Fiarman reflects his target bonus. The bonus amounts in these scenarios for Ms. Collins and Mr. Iverson reflect their target bonuses in accordance with the Executive Severance Plan.

(3) Amounts reported reflect costs of COBRA health insurance premiums for 12 months assuming 2025 rates, based on elections on December 31, 2024, in accordance with the Executive Severance Policy.

(4) 2022 PSUs granted to Mr. Cobb and Mr. Fiarman and the 2024 PSUs granted to the NEOs remain eligible to vest until certification of the performance percentage by the Compensation Committee which occurs after the end of the performance period (i.e. December 31, 2024 and December 31, 2026, respectively). Therefore, because there is no acceleration of vesting, values for the 2022 and 2024 PSU awards, as applicable, are excluded for purposes of calculating this amount.

(5) Mr. Cobb's DSEs with a value on December 31, 2024 of $1,682,306 would be distributed within 30 days of his separation from the Company and the Board of Directors.

(6) In addition to the amounts reflected, upon death, Mr. Cobb's estate would receive a life insurance payout of $210,000 and each of the other NEO's estate would receive a life insurance payout of $300,000; and upon disability as defined in the Company's disability benefit plan, the NEOs, each of whom elected to participate in the plan, would receive $15,000 per month.

(7) Amount reported reflect annual bonuses earned based on actual performance for 2024.

(8) Amounts reported for applicable NEOs reflect the value of:
- The full accelerated vesting of the NEO's unvested stock option awards. The amounts reported for stock options reflect the "spread" value for stock options representing the difference between the applicable exercise price and $54.67, the closing market price of our Common Stock on the Nasdaq on December 31, 2024, the last trading day of fiscal 2024.
- 2022 & 2023 PSOs are fully vested with one year to exercise the vested stock options.
- A prorated portion of unvested RSUs, as applicable, that would vest on the next vesting date following a termination by reason of death or disability.
- Unvested PSUs granted in 2022 and 2024 would immediately vest at target (i.e. 100%).

(9) If the Compensation Committee determines that an "alternative award" (as defined in the 2018 Plan) will not be issued to a participant in place of the Company's 2022 or 2024 PSUs in connection with a change of control, all such PSUs would vest and become immediately payable at target. For Mr. Cobb and Mr. Fiarman, amounts reported reflect the full accelerated value of unvested PSU awards granted in 2022 and 2024 at target (i.e. 100%); and for Ms. Ross, Ms. Collins and Mr. Iverson Mr. Cobb, amounts reported reflect the full accelerated value of unvested PSU award granted in 2024 at target (i.e. 100%). Amounts assume that an alternative award was not provided in connection with a change of control on December 31, 2024.

(10) Amounts reported reflect a cash severance payment which includes the following:
- Mr. Cobb: lump sum payment in an amount equal to 2 times his base salary ($1,650,000) and his target 2024 bonus ($1,031,250).
- Ms. Ross: lump sum payment in an amount equal to 2 times her base salary ($1,250,000) and her target 2024 bonus ($562,500).
- Mr. Fiarman: lump sum payment in an amount equal to 2 times his base salary ($1,120,000) and his target 2024 bonus ($364,000).
- Ms. Collins: lump sum payment in an amount equal to 2 times her base salary ($1,000,000) and her target 2024 bonus ($350,000).
- Mr. Iverson: lump sum payment in an amount equal to 2 times his base salary ($1,100,000) and his target 2024 bonus ($385,000).

(11) Amounts reported reflect the value of the full accelerated vesting of the NEO's outstanding (1) stock option and RSU awards, as applicable, following a termination in connection with a change in control. Amounts assume that an "alternative award" (as defined in the 2018 Plan) was not provided with respect to the 2022 or 2024 PSUs upon a change in control, including a termination in connection with a change in control. If the Compensation Committee determines that an alternative award (as defined in the 2018 Plan) will not be issued to a NEO in place of the 2022 or 2024 PSUs, all such PSUs would vest and become immediately payable at target (i.e. 100%).

# Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K of the Exchange Act, we are providing the following information regarding the ratio of the annual total compensation for our principal executive officer to the median of the annual total compensation of all our employees (other than our principal executive officer) (the "CEO Pay Ratio"). Our CEO Pay Ratio is a reasonable estimate calculated in a manner consistent with Item 402(u). However, due to the flexibility afforded by Item 402(u) in calculating the CEO Pay Ratio, our CEO Pay Ratio may not be comparable to the CEO pay ratios presented by other companies.

For purposes of this calculation, our employee population was evaluated as of December 31, 2024 to be 1,650. As is permitted under the SEC rules, we excluded 416 employees from 2-10 HBW that we acquired on December 19, 2024, to determine our median employee and we used annual salary and bonus earned for 2024 as our consistently applied compensation measure. We annualized this number for those U.S.-based full- and part-time employees who did not work the full fiscal 2024 year. We believe this consistently applied compensation measure reasonably reflects annualized compensation across our employee base. Using a determination date of December 31, 2024, we determined our median employee from the employee population included in our calculation.

Our median employee's annual total compensation for fiscal 2024 was $89,235, which includes, among other things, the value of non-discriminatory employer paid health benefits. For fiscal 2024, the annual total compensation for our CEO, Mr. Cobb, was $8,443,012, which amount varies from his total compensation amount as reflected in the "*Summary Compensation Table*" because it includes the value of non-discriminatory employer paid health benefits. Accordingly, our CEO Pay Ratio for fiscal 2024 was 95:1.

# Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain company financial metrics. For further information concerning our pay-for-performance philosophy and how we align executive compensation with Company financial performance, refer to "*Compensation Discussion and Analysis*" above.

The following table provides information showing the relationship during fiscal 2020, 2021, 2022, 2023 and 2024 between (1) compensation "actually paid" ("CAP" as defined by the SEC rule and further described below) to (a) each person serving as our principal executive officer ("PEO") and (b) our non-PEO NEOs, on an average basis, and (2) the Company's financial performance based on Total Shareholder Return ("TSR") and Net Income, and the Company-selected metric Revenue. Information in this section will not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except as we may specifically do so by reference to this section.

| Year | Summary Compensation Table Total for Former PEO[1] ($) | Compensation Actually Paid to Former PEO[2] ($) | Summary Compensation Table Total for Current PEO[3] ($) | Compensation Actually Paid to Current PEO[4] ($) | Average Summary Compensation Table Total for Non-PEO NEOs[5] ($) | Average Compensation Actually Paid to Non-PEO NEOs[6] ($) | Total Share-holder Return[7] ($) | Peer Group Total Share-holder Return[7][8] ($) | Net Income ($M) | Revenue ($M)[9] |
|---|---|---|---|---|---|---|---|---|---|---|
| 2024 | N/A | N/A | 8,429,289 | 15,254,439 | 2,472,846 | 3,848,778 | 115.29 | 205.28 | 235 | 1,843 |
| 2023 | N/A | N/A | 7,890,857 | 13,246,252 | 2,908,481 | 4,183,733 | 74.27 | 169.82 | 171 | 1,780 |
| 2022 | 5,432,772 | (5,857,591) | 5,164,747 | 3,139,666 | 1,902,297 | 974,991 | 43.86 | 141.94 | 71 | 1,662 |
| 2021 | 6,150,602 | 1,948,362 | N/A | N/A | 1,775,991 | 868,992 | 77.29 | 158.53 | 128 | 1,602 |
| 2020 | 5,265,975 | 6,799,672 | N/A | N/A | 1,531,303 | 1,875,859 | 105.88 | 122.85 | 112 | 1,474 |

(1) The Former PEO is Rexford Tibbens. Mr. Tibbens served as our CEO during fiscal 2020, fiscal 2021 and fiscal 2022 until June 1, 2022. The dollar amounts reported in this column represent the total amounts reported for Mr. Tibbens for each corresponding year in the "Total" column of the "Summary Compensation Table" previously reported in our 2023 Proxy Statement.

(2) The fair value of each stock option award was estimated as of the relevant valuation date in accordance with Topic 718 using a variation of the Black-Scholes option pricing model and the key input variables (assumptions) of that model as described in Note 10 to our financial statements for the fiscal year ended December 31, 2024 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2025. The assumptions used were not materially changed from those described in Note 10 but were updated at each valuation date to reflect the then-current value of each variable. The fair value of PSUs was estimated at each valuation date using the market price of our Common Stock on the relevant valuation date and an adjustment to reflect actual performance in any completed performance year and an assumption regarding attainment of the performance goals for the remaining performance period.

(3) The Current PEO is William Cobb. Mr. Cobb has served as our CEO since June 1, 2022. The dollar amounts reported in this column represent the total amounts reported for Mr. Cobb for fiscal 2022, 2023 and 2024 in the "Total" column of the "Summary Compensation Table" of this Proxy Statement.

(4) The fair value of each PSO award that remained subject to both service- and market-based vesting conditions as of the relevant valuation date was estimated in accordance with FASB ASC Topic 718 using a Monte-Carlo pricing model, and the fair value of each PSO award that remained subject only to service-based vesting conditions as of the valuation date was estimated in accordance with FASB ASC Topic 718 using a variation of the Black-Scholes pricing model, and the key input variables (assumptions), each as described in Note 10 to our financial statements for the fiscal year ended December 31, 2024 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2025. The assumptions used were not materially changed from those described in Note 10 but were updated at each valuation date to reflect the then-current value of each variable. The fair value of PSUs was estimated at each valuation date using the market price of our Common Stock on the relevant valuation date and an adjustment to reflect actual performance in any completed performance year and an assumption regarding attainment of the performance goals for the remaining performance period. The following are the details for the compensation actually paid to Mr. Cobb:

**Mr. Cobb.**

In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, the following adjustments were made to the amounts reported for Mr. Cobb in the "*Summary Compensation Table*." Importantly, the dollar amounts do not reflect the actual amount of compensation earned by, or paid to, Mr. Cobb during fiscal 2024.

| Description | 2024 ($) |
|---|---|
| Change in Pension Value Deduction | — |
| Pension Service Cost Addition | — |
| Prior Pension Service Cost Addition | — |
| Stock and Option Awards Adjustment[a] | 6,825,150 |

(a) The amounts added or deducted in calculated stock and performance option award adjustments include:

| Year | Deduction for Grant-Date Fair Value of Equity Awards Granted in the Year ($) | Year-End Fair Value of Outstanding and Unvested Awards Granted in the Year ($) | Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($) | Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($) | Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($) | Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($) | Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($) | Total Equity Award Adjustments* ($) |
|---|---|---|---|---|---|---|---|---|
| 2024 | (6,200,026) | 10,608,932 | 1,578,970 | — | 837,273 | — | — | 6,825,150 |

* Sums may not add up due to rounding.

(5) The Non-PEO NEOs for fiscal 2024 are Jessica Ross, Jeffrey Fiarman, Kathryn Collins and Evan Iverson, for fiscal 2023 are Jessica Ross and Jeffrey Fiarman, for fiscal 2022 are Jessica Ross, Brian Turcotte and Jeffrey Fiarman and for fiscal 2021 and fiscal 2020 are Brian Turcotte and Jeffrey Fiarman. The dollar amounts reported in this column represent the average of the total amounts reported for our non-PEO NEOs for each corresponding year in the "Total" column of the "Summary Compensation Table" of each applicable proxy statement.

(6) The fair value of each PSO award that remained subject to both service- and market-based vesting conditions as of the relevant valuation date was estimated in accordance with Topic 718 using a Monte-Carlo pricing model, and the fair value of each PSO award that remained subject only to service-based vesting conditions as of the valuation date was estimated in accordance with Topic 718 using a Black-Scholes pricing model and the key input variables (assumptions), each as described in Note 10 to our financial statements for the fiscal year ended December 31, 2024 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2025. The assumptions used were not materially changed from those described in Note 10 but were updated at each valuation date to reflect the then-current value of each variable. The fair value of PSUs was estimated at each valuation date using the market price of our Common Stock on the relevant valuation date and an adjustment to reflect actual performance in any completed performance year and an assumption regarding attainment of the performance goals for the remaining performance period. The following are the details for the Non-PEO NEOs in fiscal 2024:

**Non-PEO NEOs.**

In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, when calculating the "average compensation actually paid" for our non-PEO NEOs the following adjustments were made to the amounts reported in the "*Summary Compensation Table*." Importantly, the dollar amounts do not reflect the actual average amount of compensation earned by, or paid to, our other NEOs as a group for fiscal 2024.

| Description | 2024 ($) |
|---|---|
| Change in Pension Value Deduction | — |
| Pension Service Cost Addition | — |
| Prior Pension Service Cost Addition | — |
| Stock and Option Awards Adjustment[(a)] | 1,375,932 |

(a) The amounts added or deducted in calculated stock and option award adjustments include:

| Year | Deduction for Grant-Date Fair Value of Equity Awards Granted in the Year ($) | Year-End Fair Value of Outstanding and Unvested Awards Granted in the Year ($) | Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($) | Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($) | Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($) | Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($) | Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($) | Total Equity Award Adjustments* ($) |
|---|---|---|---|---|---|---|---|---|
| 2024 | (1,374,985) | 2,352,751 | 391,356 | — | 6,810 | — | — | 1,375,932 |

* Sums may not add up due to rounding.

(7) TSR is calculated assuming an investment of $100 at market close on December 31, 2019 through and including the end of the fiscal year for each year reported in the table as required by the rule.

(8) For purposes of this disclosure, the Company used the S&P 500 Professional and Commercial Services Industry Group Index (the "Index") as its peer group, consistent with the prior year.

(9) For purposes of Item 402(v) of Regulation S-K, we have identified Revenue as our Company Selected Metric. Although Revenue is one important financial performance measure, among others, that the Compensation Committee considers when making compensation decisions with the intent of aligning compensation with Company performance, the Compensation Committee has not historically and does not currently evaluate "compensation actually paid" as calculated pursuant to Item 402(v)(2) as part of its executive compensation determinations; accordingly, the Compensation Committee does not actually use any financial performance measure specifically to link executive compensation actually paid to Company performance.

## Required Tabular Disclosure of Most Important Measures Linking Compensation Actually Paid During 2024 to Company Performance

SEC rules require that we disclose the most important financial performance measures that the Company uses to link compensation actually paid to our NEOs for fiscal 2024 to Company performance. These measures are as follows:

| Financial Measures Linking Compensation to Performance |
| --- |
| Revenue |
| Adjusted EBITDA |
| Stock Price |

For further information about our compensation program and the ways in which compensation actually paid to our NEOs is linked to Company financial performance, as well as the use of the above financial measures in our executive compensation program, see the "*Compensation Discussion and Analysis*" section above.

## Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

SEC rules additionally require that we describe the relationship between the financial performance measures disclosed in the above Pay Versus Performance table to compensation actually paid to our PEO and the average of the executive compensation paid to the non-PEO NEOs. The following graphs further illustrate the relationship between the pay and performance figures that are included in the "*Pay Versus Performance*" table above. In addition, the first graph below further illustrates the relationship between Company TSR and that of the S&P Professional and Commercial Services Index.







# Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our equity compensation plan information as of December 31, 2024.

**Equity Compensation Plan Information**

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | | | |
| 2018 Omnibus Incentive Plan | 3,934,313 [2] | $ 29.99 [3] | 8,474,289 [4] |
| 2019 Employee Stock Purchase Plan | — | N/A | 1,048,057 |
| Equity compensation plans not approved by security holders[1] | — | N/A | — |
| **TOTAL** | **3,934,313** | **$ 29.99** [3] | **9,522,346** |

(1) We have two active equity compensation plans, both of which have been approved by our stockholders: the 2018 Plan and our ESPP. The ESPP is a tax-qualified Code Section 423 stock purchase plan under which eligible employees are permitted to purchase shares of our Common Stock at a 15% discount.
(2) Consists of 1,330,031 shares of our Common Stock issuable upon the exercise of outstanding time-vesting stock options; 645,194 shares of our Common Stock issuable upon the exercise of outstanding PSOs; 1,311,392 shares of our Common Stock issuable upon the settlement of RSUs; 101,282 deferred share equivalents, or DSEs; and 546,414 shares of our Common Stock issuable upon the vesting of PSUs, awarded under the 2018 Plan. For purposes of this table, the number of shares to be issued in respect of PSUs has been calculated based on the assumption that the maximum level of performance applicable to the PSUs will be achieved (i.e. 200% for each of the 2022 and 2024 PSU awards); and the number of shares to be issued in respect of the outstanding PSOs has been calculated based on 100% of the options being vested and exercisable.
(3) Reflects the weighted-average exercise price of outstanding time- and performance-vesting stock options of $29.99. Does not reflect outstanding RSUs, PSUs or DSEs because these awards have no exercise price.
(4) Consists of shares of our Common Stock available for future issuance under our 2018 Plan, pursuant to various awards the Compensation Committee may make, including non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, restricted stock, performance-based awards and other equity-based awards.

# Security Ownership of Certain Beneficial Owners, Directors and Management

The following table sets forth information regarding the beneficial ownership of our Common Stock as of March 1, 2025 (unless otherwise indicated below) by (i) beneficial owners known to us to own more than 5% of our Common Stock, (ii) each of our NEOs, as such term is defined in Item 402(a)(3) of Regulation S-K under the Exchange Act, (iii) each of our directors, and (iv) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. As to beneficial owners known to us to own more than 5% of our Common Stock, the information set forth in this table is based solely on our review of filings made by such persons under Sections 13(d) and 13(g) of the Exchange Act. Percentage ownership for such beneficial owners is calculated by dividing the number of shares beneficially owned by such persons, as reflected in the most recent filing by such persons of statements of beneficial ownership, by the 74,634,580 shares of our Common Stock outstanding on March 1, 2025. Therefore, the percentage ownership may differ from the percentage ownership reported in such statements of beneficial ownership, which may reflect ownership as of a different date. With respect to each of our directors and NEOs, in computing the number of shares beneficially owned by such person and the percentage ownership of such person, any shares of our Common Stock (i) subject to options held by that person that are currently exercisable or exercisable within 60 days of March 1, 2025, or (ii) issuable upon the settlement of RSUs, PSUs and DSEs held by that person within 60 days of March 1, 2025, are deemed issued and outstanding. These shares, however, are not deemed issued and outstanding for purposes of computing percentage ownership of each other individual stockholder.

Our authorized capital consists of our Common Stock and our preferred stock. The percent of class calculations are based on the 74,634,580 shares of our Common Stock outstanding and zero shares of our preferred stock outstanding as of March 1, 2025. None of the shares held by our directors or executive officers has been pledged as security as of March 1, 2025.

Except as otherwise indicated in the footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of Common Stock.

| Name of Beneficial Owner | Number of Shares of our Common Stock Beneficially Owned | Percentage of Common Stock Outstanding |
|---|---|---|
| **Greater than 5% Stockholders:** | | |
| BlackRock[1] | 12,572,333 | 16.85% |
| The Vanguard Group[2] | 9,806,048 | 13.14% |
| Boston Partners[3] | 5,913,346 | 7.92% |
| **Named Executive Officers and Directors:** | | |
| William C. Cobb[4][5][6] | 542,683 | * |
| Jessica P. Ross[5] | 108,999 | * |
| Jeffrey A. Fiarman[5] | 180,003 | * |
| Kathryn M. Collins[5] | 44,296 | * |
| Evan A. Iverson[5] | 45,143 | * |
| Lara H. Balazs | 7,352 | * |

| Name of Beneficial Owner | Number of Shares of our Common Stock Beneficially Owned | Percentage of Common Stock Outstanding |
|---|---|---|
| D. Steve Boland[6] | 17,238 | * |
| Anna C. Catalano | 30,196 | * |
| Peter L. Cella[6][7] | 59,648 | * |
| Christopher L. Clipper[6] | 17,238 | * |
| Balakrishnan A. Ganesh[6] | 8,090 | * |
| Brian P. McAndrews | 26,031 | * |
| Liane J. Pelletier | 26,196 | * |
| All directors and executive officers as a group (13 persons)[8] | 1,113,113 | 1.48% |

\*     Amount represents less than 1% of our outstanding Common Stock.

(1)   The information is based on a Schedule 13G/A filed with the SEC on November 8, 2024 by BlackRock, Inc. BlackRock, Inc. has sole voting power over 12,283,774 shares and sole dispositive power over 12,572,333 shares of our Common Stock.  BlackRock, Inc. is the beneficial owner of 12,572,333 shares of our Common Stock.  BlackRock, Inc. reported that its subsidiary BlackRock Fund Advisors beneficially owns more than five percent of our Common Stock. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY, 10001.

(2)   The information is based on a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group, Inc. The Vanguard Group, Inc. has shared voting power over 148,468 shares of our Common Stock, shared dispositive power over 233,522 shares of our Common Stock and sole dispositive power over 9,572,526 shares of our Common Stock. The Vanguard Group, Inc. reported that its clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. The address for The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, Pennsylvania, 19355.

(3)   The information is based on a Schedule 13G/A filed with the SEC on November 13, 2024 by Boston Partners. Boston Partners has sole voting power over 5,504,938 shares and sole dispositive power over 5,913,346 shares of our Common Stock. Boston Partners is the beneficial owner of 5,913,346 shares of our Common Stock. The address for Boston Partners is One Beacon Street, 30th Floor, Boston, MA, 02108.

(4)   The number of shares beneficially owned includes 10,000 shares indirectly owned by Mr. Cobb through the William and Carole Cobb 2000 Family Trust.

(5)   The number of shares beneficially owned includes any shares subject to purchase upon exercise of stock options that are currently exercisable or exercisable within 60 days after March 1, 2025, RSUs that will vest within 60 days after March 1, 2025, and PSUs that will vest within 60 days after March 1, 2025 as follows: Mr. Cobb, 457,648 shares; Ms. Ross, 101,855 shares; Mr. Fiarman, 163,961 shares; Ms. Collins, 34,867 shares; and Mr. Iverson, 40,188 shares.

(6)   The number of shares beneficially owned includes 30,772 and 27,944 DSEs received by Messrs. Cobb and Cella, respectively, 17,238 DSEs received by each of Messrs. Boland and Clipper, and 8,090 DSEs received by Dr. Ganesh, which have been deferred and are scheduled to settle in shares of our Common Stock 30 days following the director's departure from our Board of Directors.

(7)   The number of shares beneficially owned includes 30,000 shares indirectly owned by Mr. Cella through the Peter Cella 2006 Trust.

(8)   The number of shares beneficially owned by our current executive officers and directors includes an aggregate of 679,278 shares that are subject to purchase upon exercise of stock options that are currently exercisable or exercisable within 60 days after March 1, 2025; 108,486 RSUs that will vest within 60 days after March 1, 2025, and 10,755 PSUs that will vest within 60 days after March 1, 2025.

## Procedures for Approval of Related Person Transactions

Our Board of Directors has adopted a written policy on related person transactions, as defined in the policy. The policy covers transactions in excess of $120,000 involving us and in which any director, director nominee, executive officer or greater than five percent beneficial owner of the Company, or any of their respective immediate family members, has or had a direct or indirect material interest, subject to certain exceptions set forth in the policy.

Under this policy, the Chief Legal Officer must advise the Audit Committee of any related person transaction of which the Chief Legal Officer becomes aware. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee will consider all relevant facts and circumstances available to it, including, but not limited to, the benefits to the Company; the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; the terms available to unrelated third parties or to employees generally; whether the transaction would be undertaken in the ordinary course of business; who initiated the transaction; the approximate dollar value of the transaction; and any other information that the Audit Committee or Chair of the Audit Committee considers to be material to investors in light of the circumstances of the particular transaction.

# Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and beneficial owners of more than 10% of our Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock. Such persons are required by regulations of the SEC to furnish us with copies of all such filings. Based on our records and written representations from our directors and officers, we believe that all such Reporting Persons complied with all Section 16(a) filing requirements in fiscal 2024.

# Additional Information

## Information about the 2025 Annual Meeting of Stockholders and Voting

### Why am I receiving this Proxy Statement?

The Board of Directors of the Company is soliciting proxies for the 2025 Annual Meeting to be held on Wednesday, May 14, 2025 at 10:00 a.m. Central Daylight Time, and at any and all adjournments or postponements thereof, via live audio webcast. You are receiving this Proxy Statement because you owned shares of the Company's Common Stock at the close of business on March 21, 2025, the record date for the 2025 Annual Meeting (such date and time, the "Record Date"), which entitles you to vote at the 2025 Annual Meeting. By use of a proxy, you can vote whether or not you attend the 2025 Annual Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

### Is the 2025 Annual Meeting being webcast online?

The 2025 Annual Meeting is being held via an audio webcast online to reach the broadest number of stockholders possible while reflecting the technology-enabled nature of our Company and reducing environmental impacts and costs associated with planning, holding and arranging logistics for in-person meeting proceedings. The 2025 Annual Meeting will provide the same rights and advantages of a physical meeting. Stockholders will be able to present questions online during the meeting, providing our stockholders with the opportunity for meaningful engagement with the Company.

### Who is entitled to vote?

As of the close of business on the Record Date, there were 73,893,487 shares, par value $0.01 per share, of the Company's Common Stock outstanding. If you are a stockholder of record or a beneficial owner of Common Stock on the Record Date, you are entitled to receive notice of, and to vote at, the 2025 Annual Meeting and at any and all adjournments or postponements of the 2025 Annual Meeting. You are entitled to one vote for each share of Common Stock you hold as a stockholder of record or as a beneficial owner for each matter presented for vote at the 2025 Annual Meeting.

### What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with the Company's transfer agent, Computershare Trust Company, N.A., ("Computershare") you are considered the stockholder of record with respect to those shares, and these proxy materials are being made available directly to you by or on behalf of the Company. As the stockholder of record, you have the right to grant your proxy to the persons named in the enclosed proxy card or to vote at the 2025 Annual Meeting. The Company has provided a proxy card for you to use.

If your shares are held in a bank, brokerage or trustee account or by another nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being made available to you through your bank, broker, trustee or other nominee.

### How do I participate in the virtual meeting?

To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials (the "Notice") or on your proxy card if you elected to receive proxy materials by mail. You may access the 2025 Annual Meeting by visiting www.virtualshareholdermeeting.com/FTDR2025. You will be able to submit one question per stockholder during the meeting by typing in your question into the "ask a question" box on the meeting page. We will read and respond to appropriate questions during the meeting. We will post at https://investors.frontdoorhome.com/financial-results responses to appropriate questions related to the Company's business that we did not address during the 2025 Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting login page.

You may also obtain information regarding access to the 2025 Annual Meeting by contacting our investor relations representative at IR@frontdoorhome.com. This Proxy Statement contains information about the items stockholders will vote on at the 2025 Annual Meeting.

## Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we are permitted to furnish proxy materials, including this Proxy Statement and our 2024 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. If you received a Notice by mail, you will not receive a printed copy of the proxy materials. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to our stockholders, will instruct you as to how you may access and review the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet or by telephone. If you would like to receive a paper copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. If you vote by Internet or telephone, please do not also mail your proxy card.

## If I am a stockholder of record, how do I vote?

As a stockholder of record, you may vote over the Internet during the 2025 Annual Meeting or by proxy. We recommend that you submit a proxy even if you plan to participate in the 2025 Annual Meeting. This will ensure that your vote will be counted if you are unable to, or later decide not to, participate in the 2025 Annual Meeting. You may revoke your proxy and change your vote during the 2025 Annual Meeting in one of the ways described under "*How can I revoke my proxy or change my vote?*" in this section of the Proxy Statement.

If you do not wish to vote during the 2025 Annual Meeting, you may vote in advance as follows:

**1** Over the Internet: go to www.proxyvote.com;

**2** By telephone: call 1-800-690-6903 (toll-free within the United States, U.S. territories and Canada); or

**3** By mail: complete, sign and date and promptly mail a paper proxy card, if you have received a paper copy of the proxy materials.

## If I am a beneficial owner of shares held in street name, how do I vote?

As the beneficial owner of shares held in street name, you have the right to direct your bank, broker, trustee or other nominee on how to vote and are also invited to participate in the 2025 Annual Meeting. Your bank, broker, trustee or other nominee is obligated to provide you with voting instructions for use in instructing the bank, broker, trustee or other nominee how to vote these shares.

If you do not wish to vote during the 2025 Annual Meeting, you may vote by providing voting instructions to your bank, broker, trustee or other nominee. Subject to and in accordance with the instructions provided by your bank, broker, trustee or other nominee, you may vote in accordance with the instructions provided with your proxy materials in one of the following manners: over the Internet, by telephone or by mail.

## How can I get access to the proxy materials over the Internet?

Pursuant to rules adopted by the SEC, we provided access to our proxy materials over the Internet. You can view our proxy materials for the 2025 Annual Meeting on the Internet on our corporate website at https://investors.frontdoorhome.com/financial-results.

## How can I vote my shares during the virtual meeting?

The Company will be hosting the 2025 Annual Meeting via live audio webcast. You can participate in the 2025 Annual Meeting live audio webcast at www.virtualshareholdermeeting.com/FTDR2025. The webcast will start at 10:00 a.m. Central Daylight Time. You may vote and submit questions while attending the live audio webcast. You will need the sixteen-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

Shares held in your name as the stockholder of record, or beneficially in street name, may be voted by you, while the polls remain open, at www.virtualshareholdermeeting.com/FTDR2025 during the meeting. You will need your control number found in the Notice, or, if you received a printed copy of the proxy materials, on your proxy card or the instructions that accompanied your proxy materials in order to be able to vote and enter the meeting.

Even if you plan to participate in the audio webcast meeting, we recommend that you also submit your proxy or voting instructions as described above so that your vote will be counted if you later decide not to participate in the audio webcast meeting.

## What happens if I do not give specific voting instructions?

### Stockholders of Record

If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors, or if you sign and return a paper proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the 2025 Annual Meeting.

### Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under exchange rules, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. We encourage you to provide voting instructions to the organization that holds your shares. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our Inspector of Election that it does not have the authority to vote on such matter with respect to your shares. This is generally referred to as a "broker non-vote." Under current exchange rules, Proposal 1 (Election of Directors) and Proposal 3 (Advisory Vote to Approve Named Executive Officer Compensation) are considered non-routine matters.

## How can I revoke my proxy or change my vote?

You may revoke your proxy or change your voting instructions before the proposals are voted on at the 2025 Annual Meeting as follows:

### Stockholders of Record

If you are a stockholder of record, by (a) timely voting on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the 2025 Annual Meeting will be counted), (b) timely delivering a written revocation or a valid, later-dated proxy to the Corporate Secretary of the Company at the address of the Company's corporate headquarters, or (c) voting over the Internet at the 2025 Annual Meeting (attendance at the 2025 Annual Meeting, by itself, will not revoke a proxy).

### Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name, by submitting new voting instructions by contacting your bank, broker, trustee or other nominee, or as otherwise provided in the instructions provided to you by your bank, broker, trustee or other nominee.

## How many shares must be present or represented to constitute a quorum for the 2025 Annual Meeting?

The presence in person or by proxy, of a majority of the outstanding shares of the Common Stock entitled to vote at the 2025 Annual Meeting constitutes a quorum. A quorum is necessary in order to conduct business at the 2025 Annual Meeting. Abstentions and broker shares that include broker non-votes that are present and entitled to vote are counted for purposes of determining a quorum. If a quorum is not present, the Company expects that the 2025 Annual Meeting will be rescheduled for a later date.

In accordance with the Company's Bylaws, stockholders and proxy holders attending the virtual 2025 Annual Meeting electronically will be deemed present "in person" for the purposes of satisfying the foregoing ownership requirements.

## What is the voting requirement to approve each of the proposals?

| Proposal | Voting Requirement | Effect of Abstentions on Vote Outcome | Effect of Broker Non-Votes on Vote Outcome |
|---|---|---|---|
| Proposal 1 Election of Directors | Votes cast "for" must exceed votes cast "against" | No Effect | No Effect |
| Proposal 2 Ratification of Deloitte | Majority of shares present in person or by proxy and entitled to vote | Vote "Against" | Not Applicable (as brokers have authority to vote) |
| Proposal 3 Say on Pay | Majority of shares present in person or by proxy and entitled to vote | Vote "Against" | No Effect |
| Other Matters | Majority of shares present in person or by proxy and entitled to vote | Vote "Against" | No Effect |

### Proposal 1—Election of Directors

Each director nominee shall be elected by a majority of the votes cast, in person or by proxy, at the 2025 Annual Meeting, meaning that the number of votes cast, in person or by proxy, at the 2025 Annual Meeting "for" such director nominee must exceed the number of votes cast "against" such director nominee's election. Neither an abstention nor a broker non-vote will affect the outcome of the election of directors.

### Proposal 2—Ratification of the Selection of Independent Registered Public Accounting Firm

The affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Common Stock present in person or represented by proxy at the 2025 Annual Meeting and entitled to vote on the proposal is required to ratify the selection of Deloitte as our independent registered public accounting firm for fiscal year 2025. Abstentions will have the same effect as a vote against this proposal.

### Proposal 3—Advisory Vote to Approve Named Executive Officer Compensation

The affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Common Stock present in person or represented by proxy at the 2025 Annual Meeting and entitled to vote on the proposal is required for the non-binding, advisory approval of the compensation of the Company's NEOs as disclosed in this Proxy Statement pursuant to the SEC's compensation disclosure rules. Abstentions will have the same effect as a vote against this proposal. A broker non-vote will have no effect on the outcome of this proposal. Proposal 3 is an advisory vote and not binding on the Company.

### Other Matters

Any other matters that may properly come before the 2025 Annual Meeting will generally require the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Common Stock present in person or represented by proxy at the 2025 Annual Meeting and entitled to vote on the proposal in order to approve any such proposal. If any other matter not discussed in this Proxy Statement properly comes before the 2025 Annual Meeting upon which a vote may be taken, shares represented by all proxies received by the Company will be voted on that matter in accordance with the discretion of the persons named as proxies. Abstentions will have the same effect as a vote against any such proposal. A broker non-vote will have no effect on the outcome of such a proposal.

## How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote your shares "FOR" the election of each of the director nominees to the Board of Directors (Proposal 1); "FOR" the ratification of the selection of Deloitte as our independent registered public accounting firm for fiscal 2025 (Proposal 2); and "FOR" the non-binding, advisory approval of the compensation of our named executive officers (Proposal 3).

## How are votes counted?

An independent consultant engaged through Broadridge Financial Solutions, Inc. ("Broadridge"), our 2025 Annual Meeting host, will tabulate the vote and act as Inspector of Election. The vote will be certified by the independent Inspector of Election. Except as necessary to meet legal requirements, proxies and ballots that identify the vote of individual stockholders will be kept confidential in cases where stockholders write comments on their proxy cards or in a contested proxy solicitation. During the proxy solicitation period, the Company will receive vote tallies from time to time from the Inspector of Election or Broadridge, but such tallies will provide aggregate figures rather than names of stockholders.

## How will proxies be solicited, and who will bear the cost of soliciting votes for the 2025 Annual Meeting?

The Company will bear the entire cost of this proxy solicitation, including the preparation, printing and mailing of the Notice, and any paper copies of this Proxy Statement, the proxy card and any additional soliciting materials sent by the Company to stockholders. The Company will reimburse brokerage firms and other persons representing beneficial owners of shares for reasonable expenses incurred by them in forwarding proxy-soliciting materials to such beneficial owners. Proxies may be solicited by mail and certain of the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies on the Company's behalf by telephone, email, facsimile or personal interviews. In addition, the Company has engaged the services of Kingsdale Shareholder Services US LLC ("Kingsdale"), 745 Fifth Avenue, 5th Floor, New York, New York 10151 to assist in the proxy solicitation. For these and related advisory services, the Company has agreed to pay Kingsdale a fee of $13,000.

## Who can help answer my questions?

We urge you to carefully read this entire Proxy Statement, including the documents that we refer to in this Proxy Statement. If you have any questions, or need additional material, please feel free to contact Kingsdale, the firm assisting us in the solicitation of proxies at contactus@kingsdaleadvisors.com. Banks, brokers and stockholders located in North America may also contact Kingsdale at its toll-free number: 1-866-851-2484. If outside North America, please text or call collect at 917-985-6945.

## How can interested parties communicate with the Board of Directors?

Any stockholder or interested party who wishes to communicate with our Board of Directors as a whole, the independent directors, or any individual member of the Board or any committee of the Board may write to or email the Company at: c/o Chief Legal Officer, Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731 or Board_of_Directors@frontdoorhome.com.

Our Board of Directors has designated our Chief Legal Officer or his or her designee as its agent to receive and review written communications addressed to the Board, any of its committees, or any Board member or group of Board members. The Chief Legal Officer may communicate with the sender for any clarification. The Chief Legal Officer will promptly forward to the Chairman of the Board and Lead Director all communications, other than ordinary business communications, and in consultation with our Chairman of the Board and CEO, will determine the next steps. The Chief Legal Officer will also forward to the appropriate committee chair any communication alleging financial, legal, ethical or compliance issues or any other matter deemed by the Chief Legal Officer to be potentially material to us. As an initial matter, the Chief Legal Officer will determine whether the communication is a proper communication for the Board. The Chief Legal Officer will not forward to the Board, any committee or any director communications of a personal nature or not related to the duties and responsibilities of the Board, including, without limitation, junk mail and mass mailings, business or employment solicitations, routine customer service complaints, new product or service suggestions, opinion survey polls or any other communications deemed by the Chief Legal Officer to be insignificant to the Company, which we consider to be ordinary business communications. The Chief Legal Officer provides regular reports on the communications received to the Nominating and Corporate Governance Committee.

## When do we anticipate mailing the proxy materials to stockholders?

It is anticipated that the Notice of Internet Availability of Proxy Materials will first be mailed to stockholders on or about March 28, 2025.

**Important Notice Regarding the Availability of Proxy Materials**
**for the 2025 Annual Meeting of Stockholders to Be Held on May 14, 2025.**

**This Proxy Statement and the Annual Report to Stockholders are available**
**at https://investors.frontdoorhome.com/financial-results.**

# Other Business

The Board of Directors knows of no other business that will be presented to stockholders at the 2025 Annual Meeting for a vote. If other matters properly come before the 2025 Annual Meeting, the persons named as proxies will vote on them in accordance with their discretion.

# Procedures for Submitting Stockholder Proposals

The Company currently intends to hold its next Annual Meeting of Stockholders, (the "2026 Annual Meeting"), in May 2026.

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in the Company's 2026 proxy statement by submitting their proposals to the Company on or before November 28, 2025. All stockholder proposals requested to be included in the Company's proxy statement and proxy card must also comply with the requirements set forth in the federal securities laws, including Rule 14a-8, in order to be included in the Company's proxy statement and proxy card for the 2026 Annual Meeting.

In addition, the Company's Bylaws establish an advance notice procedure with regard to certain matters, including but not limited to nominations of persons for election as directors and stockholder proposals included in the Company's proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received by the Corporate Secretary of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting; provided, however, that in the event that (x) the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date of the preceding year's annual meeting or (y) no annual meeting was held during the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the $120^{th}$ day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the close of business on the $10^{th}$ day following the day on which public announcement of the date of such meeting is first made. To be in proper form, such notice must contain specified information concerning the matters to be brought before such meeting, including, if applicable, information required under Rule 14a-19 under the Exchange Act, and must set forth information concerning the stockholder proposing such matters, as described in the Bylaws. Furthermore, if any stockholder provides notice of a proposed nomination for election to the Board pursuant to Rule 14a-19 under the Exchange Act, such stockholder shall deliver to the Company reasonable evidence that it has met the requirements of Rule 14a-19 under the Exchange Act. Such reasonable evidence must be delivered by registered mail to the Secretary at the principal executive offices of the Company not later than five business days prior to the meeting. Therefore, to be presented at the 2026 Annual Meeting, such a proposal must be received by the Company on or after January 14, 2026 but no later than February 13, 2026. Copies of the Company's Bylaws may be obtained free of charge by contacting the Corporate Secretary at Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731.

All notices of proposals by stockholders, whether or not to be included in the Company's proxy materials, should be sent to the attention of the Corporate Secretary at Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731.

# Stockholders of Record with Multiple Accounts

SEC rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more stockholders reside. Each stockholder continues to receive a separate proxy card. This procedure is referred to as "householding." While the Company does not household its mailings to its stockholders of record, a number of brokerage firms with account holders who are Company stockholders have instituted householding. Once a stockholder has consented or receives notice from his or her broker that the broker will be householding materials to the stockholder's address, householding will continue until the stockholder is notified otherwise or until one or more of the stockholders revokes his or her consent.

If your Annual Report and Proxy Statement have been subject to householding, and you wish to receive separate copies of these documents now and/or in the future, or if your household is receiving multiple copies of these documents, and you wish to request that future deliveries be limited to a single copy, you may notify your broker. You can also request, and the Company will promptly deliver, a separate copy of the Annual Report and Proxy Statement by writing or calling us at the following address or telephone number:

Frontdoor, Inc.
Investor Relations
3400 Players Club Parkway, Ste. 300
Memphis, Tennessee 38125-1731
Telephone: (901) 701-5199

# Annual Report and Other Corporate Documents

The Annual Report to Stockholders covering fiscal 2024 has been made available with the proxy solicitation material. The Annual Report does not form any part of the material for the solicitation of proxies.

Corporate information and our press releases, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments thereto, are available without charge on the Investors – SEC Filings page of our corporate website at www.frontdoorhome.com as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC (i.e., generally the same day as the filing). **Copies of our Annual Report on Form 10-K for fiscal 2024, including financial statements and schedules thereto, filed with the SEC, as well as our Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Code of Conduct and Financial Code of Ethics, are also available without charge to stockholders upon written request addressed to Frontdoor, Inc., c/o Corporate Secretary, 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731.**

By Order of the Board of Directors

Jeffrey A. Fiarman
Senior Vice President, Chief Legal Officer and Secretary
Dated: March 28, 2025

